                                                Filed pursuant to rule 424(b)(5)
                                                      Registration No. 333-42107

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED DECEMBER 2, 2002)

                               10,000,000 SHARES

                        [WESTPORT RESOURCES CORPORATION]

                         WESTPORT RESOURCES CORPORATION

                                  COMMON STOCK
--------------------------------------------------------------------------------

We are offering 10,000,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "WRC." On December 10, 2002, the last sale price of the shares as reported on the New York Stock Exchange was $20.52 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT.

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public offering price.......................................   $19.900    $199,000,000
Underwriting discount.......................................   $ 0.995    $  9,950,000
Proceeds, before expenses, to Westport......................   $18.905    $189,050,000

We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about December 16, 2002.
--------------------------------------------------------------------------------

                          Joint Book-Running Managers

LEHMAN BROTHERS                CREDIT SUISSE FIRST BOSTON               JPMORGAN
                          ----------------------------

PETRIE PARKMAN & CO.
                        A.G. EDWARDS & SONS, INC.
                                            MCDONALD INVESTMENTS INC.

DECEMBER 10, 2002

           [ARTWORK SHOWING UPDATED MAP WITH UTAH & SMITH PROPERTIES]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Special Note Regarding Forward-Looking Statements...........   S-2
Prospectus Summary..........................................   S-3
Risk Factors................................................  S-11
Use of Proceeds.............................................  S-23
Dividend Policy.............................................  S-24
Price Range of Common Stock.................................  S-24
Capitalization..............................................  S-25
Unaudited Pro Forma Financial Data..........................  S-26
Selected Consolidated Financial and Operating Data..........  S-36
Business....................................................  S-38
Material United States Federal Tax Consequences to
  Non-United States Holders.................................  S-54
Underwriting................................................  S-57
Notice to Canadian Residents................................  S-59
Legal Matters...............................................  S-60
Experts.....................................................  S-61
Independent Petroleum Engineers.............................  S-61
Where You Can Find More Information.........................  S-62
Glossary of Oil and Natural Gas Terms.......................  S-63
                            PROSPECTUS
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Information that Westport Incorporates by Reference.........     1
Westport Resources Corporation..............................     2
Use of Proceeds.............................................     2
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............     3
Description of Debt Securities..............................     3
Description of Capital Stock................................    12
Plan of Distribution........................................    16
Legal Matters...............................................    17
Experts.....................................................    17

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we were to sell debt securities, preferred stock or common stock. Thus, the accompanying prospectus contains data which do not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus supplement and the accompanying prospectus, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, and the Private Securities Litigation Reform Act of 1995, that are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to the acquisition, which is expected to close in December 2002 and referred to as the Acquisition, from certain affiliates of El Paso Corporation, collectively referred to as El Paso, of certain natural gas properties and midstream gathering and compression assets located in Utah, also referred to as the Acquired Properties, and the financial condition, results of operations, plans, objectives, future performance and business of Westport Resources Corporation and its subsidiaries. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in, or incorporated into, this prospectus supplement or the accompanying prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements and include, among other things, statements relating to:

     - amount, nature and timing of capital expenditures;

     - drilling of wells;

     - reserve estimates;

     - timing and amount of future production of oil and natural gas;

     - operating costs and other expenses;

     - cash flow and anticipated liquidity;

     - estimates of proved reserves, exploitation potential or exploration prospect size; and

     - marketing of oil and natural gas.

     These forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this prospectus supplement or the accompanying prospectus, including the risks incorporated by reference, will be important in determining future results. Actual future results may vary materially. Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the securities. Unless otherwise indicated in this prospectus supplement, the accompanying prospectus or the context otherwise requires, all references in this prospectus supplement or accompanying prospectus to "Westport," the "Company," "us," "our," or "we," are to Westport Resources Corporation and its consolidated subsidiaries. On November 6, 2002, we entered into an agreement, also referred to as the Asset Purchase Agreement, as amended, with certain affiliates of El Paso Corporation, collectively referred to as El Paso, pursuant to which we agreed to purchase certain natural gas properties and midstream gathering and compression assets located in Utah, also referred to as the Acquired Properties. The transaction, also referred to as the Acquisition, is expected to close in December 2002. Unless otherwise indicated, the operating results and reserve information presented in this prospectus supplement are those of Westport Resources Corporation, adjusted to reflect the pro forma effect of the Acquisition. We have provided definitions for some of the oil and natural gas industry terms used in this prospectus supplement and the accompanying prospectus in the "Glossary of Oil and Natural Gas Terms" beginning on page S-63.

                                  THE COMPANY

     We are an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the United States. Our reserves and operations are concentrated in the following divisions:
Uinta, which includes the Acquired Properties in the Uinta Basin; Northern, which primarily includes properties in North Dakota and Wyoming; Southern, which primarily includes properties in Oklahoma, Texas and Louisiana; and Gulf of Mexico, which includes our offshore properties. We focus on maintaining a balanced portfolio of lower-risk, long-life onshore reserves and higher-margin offshore reserves to provide a diversified cash flow foundation for our exploitation, acquisition and exploration activities.

     On November 6, 2002, we entered into the Asset Purchase Agreement with El Paso to acquire its producing properties, undeveloped leaseholds, gathering and compression facilities and other related assets in the Greater Natural Buttes area of Uintah County, Utah for approximately $502 million.

     The Acquisition establishes a new core area and has the following attributes:

     - increases our proved reserves by approximately 57%, or 603 Bcfe, replacing approximately 465% of our estimated 2002 production and giving us nearly 1 Tcfe of proved reserves in the Rocky Mountains;

     - raises current production in excess of 20%, to approximately 417 Mmcfe/d, placing us among the top 20 largest domestic independent exploration and production companies based on third quarter 2002 daily production;

     - adds long-life, operated gas properties with a reserves to production ratio of 21 years, extending our overall reserve life index from approximately seven years to approximately 11 years and increasing the gas portion of both our proved reserves and production to 68%;

     - contains upside potential with over 600 proved undeveloped locations and approximately 900 additional drilling opportunities;

     - provides exploration opportunities on over 240,000 net acres of leasehold, including targets outside the producing areas and deeper formations within the producing areas; and

     - allows us to control the gathering and marketing of our natural gas from the Acquired Properties and affords us access to interstate pipelines flowing east, such as Colorado Interstate Gas, and west, such as Kern River.

     Since entering into the Asset Purchase Agreement, we have secured firm transportation averaging at least 107 Mmbtu/d for 2003 and increasing annually over the next three years thereafter, hedged 98% of expected 2003 Acquisition-related production at floor and ceiling prices averaging $3.81 to $3.99 per Mmbtu, respectively, and 63% of estimated 2004 Acquisition-related production at floor and ceiling prices of $3.76 to $3.87 per Mmbtu, respectively. Additionally, we have hedged basis differentials for approximately 65% of anticipated 2003 Acquisition-related production and 50% of anticipated 2004 Acquisition-related production.

     Over the last several years, acquisitions and subsequent exploitation focused in core project areas have fueled growth in our reserves, production and cash flow. From year-end 1997 to September 30, 2002, we increased proved reserves from 197 Bcfe to 1,662 Bcfe, a compounded annual growth rate of approximately 53%. Over the same period we increased average daily production from 66 Mmcfe/d to 417 Mmcfe/d, a compounded annual growth rate of approximately 45%. This growth has been complemented by consistent reductions in our per unit cost structure over the same period from $1.32 per Mcfe to $1.05 per Mcfe of our net production for lease operating expenses, transportation costs, production taxes, and general and administrative costs. For the 12 months ended September 30, 2002, we generated net revenues and EBITDAX of $437 million and $296 million, respectively.

     We believe that our sizable exploration inventory and our exploitation and acquisition expertise, together with our operating experience and efficient cost structure, provide us with the ability to generate substantial current cash flow and position us for future growth. We operate approximately 79% of the net present value of our reserves, allowing us to better manage expenses, capital allocation and the decision-making processes related to all aspects of exploitation and exploration activities. We have a capital budget of approximately $170 million for 2002, which does not include acquisitions. Nearly 65% of the 2002 budget is allocated to exploitation, which includes lower-risk drilling and continued expansion of our secondary recovery projects. We expect that our total 2003 capital budget, excluding acquisitions, will be $230 million, 75% of which has been allocated to exploitation. We have approximately 2,300 identified exploitation opportunities and anticipate drilling 300 to 350 of these locations during 2003.

     As of September 30, 2002, our estimated proved reserves of 1,662 Bcfe had a pre-tax net present value, discounted at 10%, of approximately $2.3 billion based on period-end NYMEX prices of $30.45 per barrel of oil and $4.14 per Mmbtu of natural gas. Approximately 66% of our reserves was classified as proved developed as of September 30, 2002. The following table sets forth a summary of third quarter 2002 production and undeveloped acreage, reserves and net present value of our estimated proved reserves as of September 30, 2002 by division:

                         THIRD QUARTER
                             ENDED                                        AS OF SEPTEMBER 30, 2002
                         SEPTEMBER 30,     --------------------------------------------------------------------------------------
                             2002
                       -----------------                             PROVED RESERVE QUANTITIES                NET PRESENT VALUE
                                                         -------------------------------------------------       OF ESTIMATED
                                                                                                              PROVED RESERVES(2)
                       AVERAGE NET DAILY       NET                                                           --------------------
                          PRODUCTION       UNDEVELOPED                             NATURAL GAS
                       -----------------      ACRES      CRUDE OIL   NATURAL GAS     LIQUIDS       TOTAL       AMOUNT
DIVISION               MMCFE/D   PERCENT     (000S)       (MMBBL)       (BCF)        (MMBBL)     (BCFE)(1)   (MILLIONS)   PERCENT
--------               -------   -------   -----------   ---------   -----------   -----------   ---------   ----------   -------
Uinta................    77.3     18.5%        35.0         1.6          593.3          --          602.9     $  442.2     19.3%
Northern.............   111.2     26.7%       492.8        37.1          146.8          --          369.3        497.3     21.7%
Southern(3)..........   120.5     28.9%        45.5        40.7          272.1          --          516.3        877.7     38.4%
Gulf of Mexico.......   108.0     25.9%       182.1         8.1          123.4         0.2          173.2        471.1     20.6%
                        -----    ------       -----        ----        -------         ---        -------     --------    ------
  Total..............   417.0    100.0%       755.4        87.5        1,135.6         0.2        1,661.7     $2,288.3    100.0%
                        =====    ======       =====        ====        =======         ===        =======     ========    ======

---------------

(1) Mmbbls converted to Bcfe on a six to one conversion.

(2) Excludes value attributable to the gathering and compression assets from the Acquired Properties which had EBITDAX of $5.7 million for the nine-month period ended September 30, 2002.

(3) As of September 30, 2002, the properties acquired in our Southeast Texas Acquisition, as defined below, which are not included in the third quarter production for the Southern Division above, were producing approximately 28 Mmcfe/d.

OTHER RECENT DEVELOPMENTS

     The Private Equity Offering. On November 19, 2002, we completed a private equity offering, also referred to as the Private Equity Offering, of 3.125 million shares of our common stock to certain qualified institutional buyers at a net price to us of $16.00 per share for aggregate proceeds of $50 million. The purchasers may not sell this common stock until 90 days after the closing of the Private Equity Offering and may be prohibited from selling this common stock at our option for up to 187 days in the event we pursue another public equity offering during the next two years. The terms of the sale were negotiated on November 11, 2002 and the net price represents a 9% discount from the closing price of our common stock on the New York Stock Exchange as of that date.

     Southeast Texas Acquisition. On September 30, 2002, we acquired oil and gas properties located in southeast Texas, also referred to as the Southeast Texas Acquisition, for a total cash purchase price of approximately $120 million, subject to certain downward purchase price adjustments. We estimate the total proved reserves in the acquired properties to be approximately 76 Bcfe, of which 82% is natural gas. We operate substantially all of the properties. The purchase also includes 10,000 net undeveloped acres and an interest in 120 square miles of 3-D seismic data. We are currently shooting an additional 180 square miles of 3-D seismic data. The properties are located primarily in the Gulf Coast region of southeast Texas. As of September 30, 2002 the acquired properties were producing approximately 28 Mmcfe/d, net to the acquired interests.

       Replacement Credit Facility. We have received a commitment from certain lenders to provide a new credit facility, the "Replacement Credit Facility," to replace our existing Revolving Credit Facility. The Replacement Credit Facility provides for a maximum committed amount of $600 million and an initial borrowing base of $470 million, assuming the issuance of senior subordinated notes in a private placement. The facility matures on December 16, 2006 and will contain covenants and default provisions customary for similar credit facilities. We will use available borrowing capacity under the Replacement Credit Facility to refinance all outstanding indebtedness under the existing Revolving Credit Facility, to pay a portion of the Acquisition purchase price and related costs and expenses and to pay general corporate expenses. The lenders have the right to change the structure, terms and pricing of the facility, including the size of the facility, before the initial borrowings described in this prospectus supplement are made.

OUR STRATEGY

     Our strategy is to grow our reserve base and production, maintain our diversified risk profile and expand our investment opportunities primarily by actively executing on lower-risk exploitation projects and acquisitions. Although our emphasis is on exploitation and acquisition activities, we will continue drilling potentially higher-impact exploration prospects, thereby balancing risks while maintaining significant potential for growth. To accomplish this strategy, we will:

     - enhance our exploitation activity by allocating 75% to 85% of our capital budget to exploitation to increase production and enhance our reserve base;

     - continue our acquisition activity to achieve greater immediate cash flow and expand our exploitation inventory;

     - continue to generate and drill an extensive prospect inventory by applying current technology and leveraging our significant operational capabilities and acreage inventory; and

     - maintain financial flexibility and a conservative capital structure through prudent financial and hedging activities.

     We intend to implement our strategy as follows:

     Expand our Exploitation Program. We plan to drill 300 to 350 exploitation wells in 2003. For the nine months ended September 30, 2002, we drilled 153 development wells onshore and five development wells offshore in the Gulf of Mexico, 155 of which were successful, resulting in a 98% success rate. In 2001, we drilled 242 development wells onshore and nine development wells offshore in the Gulf of Mexico, resulting in a 96% success rate. We have identified approximately 2,300 prospective exploitation projects both onshore and offshore, including more than 1,500 drilling opportunities that we added with the Acquisition.

     Actively Pursue and Capitalize on Acquisitions. Due to a trend toward industry consolidation and asset rationalization, we believe that we will continue to have opportunities to acquire oil and natural gas properties at attractive rates of return. We have an experienced management team focused on executing our disciplined approach to identify and capture these opportunities.

     Through a series of acquisitions from 1995 through 2000, we substantially increased our reserve base by investing approximately $454 million in acquiring oil and natural gas properties at an average unit acquisition cost of $1.10 per Mcfe based on our December 31, 2001 reserve report. Through December 31, 2001, we invested an additional $199 million to exploit these acquired properties and added proved reserves of 161 Bcfe. The subsequent reserve additions resulting from these exploitation activities replaced approximately 87% of production from the acquired properties during this same period. These acquisitions generated revenues less direct expenses through December 31, 2001 of approximately $482 million, or 74% of the total capital invested.

     In a similar manner, we intend to capitalize on our two most recent acquisitions. The properties that we are acquiring from El Paso include approximately 205,000 net developed acres and approximately 35,000 net undeveloped acres. We have identified approximately 1,500 exploitation opportunities and several deeper exploration opportunities. We expect to drill 80 to 90 wells in 2003 with plans to accelerate the drilling program in 2004 and beyond. We entered into additional hedging arrangements to manage our exposure to commodity price volatility and basis differentials. Since closing the Southeast Texas Acquisition, we have drilled two field extension wells and one exploration well, all of which have been successful.

     Capitalize on Exploration Opportunities. We continue to focus on enhancing reserve and production growth in our core areas by emphasizing and applying the latest geological, geophysical and drilling technologies. We seek exploration opportunities with characteristics similar to producing properties in our core areas in order to leverage our technical and operational expertise.

     Onshore, we hold interests in approximately 1.3 million gross (approximately 0.6 million net) undeveloped acres, approximately 90% of which are located in the principal natural gas basins of the Rocky Mountains. Over the next 12 to 24 months, we plan to drill seven to 10 exploration wells in the Rocky Mountains. In connection with the Southeast Texas Acquisition, we have identified 15 3-D defined prospects that we plan to drill over the next 12 to 24 months. We are also currently shooting 180 square miles of additional 3-D seismic data in this area with industry partners.

     In the Gulf of Mexico, we hold interests in approximately 0.3 million gross (approximately 0.2 million net) undeveloped acres and have an exploration inventory of 16 prospects located on 20 blocks with additional exploration opportunities in several of our 70 developed blocks. We have under license 3-D seismic data covering over 18,000 square miles (2,300 blocks) and 2-D seismic data covering over 150,000 linear miles in this area. In order to control activity, our strategy typically includes retaining large working interests in our internally-generated prospects. Prior to drilling, we typically sell down our working interest or trade a portion of these prospects for interests in prospects developed by others. This strategy allows us to achieve multiple prospect exposure while diversifying our investment risk.

     Maintain Financial Flexibility and a Conservative Capital Structure. We plan to maintain financial flexibility and a conservative capital structure, which we believe is integral to the successful execution of our exploitation, acquisition and exploration strategy. Historically, we have maintained a conservative capital structure. As a result of the Acquisition, we will be substantially increasing our leverage. We intend to reduce our leverage through a combination of the following:

     - application of excess cash flow to debt repayment;

     - property dispositions; and

     - issuance of equity.

     Concurrently with this offering, we are privately placing senior subordinated notes, also referred to as the Debt Offering. The new notes are being offered only to qualified institutional buyers in an offering exempt from the registration requirements of the Securities Act. This prospectus supplement shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities offered in the Debt Offering.

     Throughout this prospectus supplement, we refer to this offering, the Private Equity Offering and the Debt Offering collectively as the "Offerings," and to the Acquisition, the Offerings and the initial borrowings under the Replacement Credit Facility collectively as the "Transactions." Although we expect all the Transactions, other than the Private Equity Offering, to close on or about the same day, this offering is not conditional upon the consummation of the others.
                             ---------------------

     Our principal offices are located at 1670 Broadway Street, Suite 2800, Denver, Colorado 80202-4800, telephone number (303) 573-5404, and our web site can be found at www.westportresourcescorp.com.

                                  THE OFFERING

     Unless we tell you otherwise, information in this prospectus supplement assumes no exercise of the underwriters' option to purchase up to an additional 1,500,000 shares of common stock from us to cover any over-allotments.

Common stock offered..........   10,000,000 shares.

Common stock outstanding after
the offering..................   65,275,066   shares.   This   number   excludes
                                 3,485,660 shares subject to outstanding options at a weighted average exercise price of $16.41.

Use of proceeds...............   We will receive net  proceeds from our sale  of
                                 common  stock in this offering of approximately
                                 $187.9 million, after deducting commissions and
                                 estimated offering expenses.  We intend to  use
                                 the  net proceeds from  the offering to finance
                                 in part the Acquisition. Although we expect the
                                 consummation  of  the   Acquisition  to   occur
                                 shortly  after  the closing  of  this offering,
                                 consummation of the  Acquisition is subject  to
                                 certain  closing conditions, and may be delayed
                                 or may not be consummated at all. This offering
                                 is not conditional upon the consummation of the
                                 Acquisition.  If   the   Acquisition   is   not
                                 consummated,  we intend to use the net proceeds
                                 to  repay  debt   and  for  general   corporate
                                 purposes.

Risk factors..................   See   "Risk  Factors"   and  other  information
                                 included in this prospectus supplement and  the
                                 accompanying  prospectus, as  well as  any risk
                                 factors incorporated  by  reference  into  this
                                 prospectus   supplement  or   the  accompanying
                                 prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NYSE market symbol............   WRC.

            SUMMARY UNAUDITED PRO FORMA FINANCIAL AND OPERATING DATA

     The following tables set forth summary unaudited pro forma financial and operating data to give effect to the Transactions. The unaudited pro forma statement of operations data assume that Transactions and the application of the actual and estimated net proceeds of the offerings and the borrowings under the Replacement Credit Facility (and, in the case of the 2001 data, the merger with Belco, as defined below) occurred on January 1, 2001. The unaudited pro forma balance sheet data assume that the Transactions and the application of the actual and estimated net proceeds of the offerings and the borrowings under the Replacement Credit Facility occurred on September 30, 2002. The unaudited pro forma financial and operating data do not purport to be indicative of the results of operations or the financial position that would have occurred had the Transactions occurred on the dates indicated, nor do they purport to be indicative of future results of operations or financial position. The unaudited pro forma financial and operating data should be read in conjunction with the historical consolidated financial statements and related notes of the Company and the Combined Statements of Revenues and Direct Operating Expenses for the Acquired Properties, our unaudited pro forma condensed combined financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information contained in this prospectus supplement or incorporated by reference in this prospectus supplement and with the historical consolidated financial statements of Belco Oil & Gas Corp., also referred to as "Belco."

                                                                        NINE MONTHS ENDED    TWELVE MONTHS
                                                         YEAR ENDED       SEPTEMBER 30,          ENDED
                                                        DECEMBER 31,   -------------------   SEPTEMBER 30,
                                                            2001         2001       2002         2002
                                                        ------------   --------   --------   -------------
                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Operating revenues:
  Oil and natural gas sales...........................    $599,351     $504,500   $338,529     $433,380
  Hedge settlements...................................     (25,183)     (29,098)     1,509        5,424
  Gathering income....................................       2,309        1,698      1,438        2,049
  Commodity price risk management activities:
    Non-hedge cash settlements........................     (36,791)     (52,649)       822       16,680
    Non-hedge non-cash change in fair value of
      derivatives.....................................     106,159      116,322     (8,885)     (19,048)
  Gain (loss) on sale of operating assets, net........        (132)          --     (1,731)      (1,863)
                                                          --------     --------   --------     --------
      Net revenues....................................     645,713      540,773    331,682      436,622
                                                          --------     --------   --------     --------
Operating costs and expenses:
  Lease operating expense.............................      93,975       69,471     79,017      103,521
  Production taxes....................................      33,207       26,059     18,364       25,512
  Transportation costs................................       5,157        3,921      6,782        8,018
  Gathering expense...................................       1,151          868      1,088        1,371
  Exploration.........................................      34,111       27,131     21,638       28,618
  Depletion, depreciation and amortization............     188,572      131,414    163,995      221,153
  Impairment of proved properties.....................       9,423           --         --        9,423
  Impairment of unproved properties...................       6,974        3,114      9,078       12,938
  Stock compensation expense..........................         719       (1,060)     1,954        3,733
  General and administrative..........................      26,303       19,457     17,079       23,925
                                                          --------     --------   --------     --------
      Total operating expenses........................     399,592      280,375    318,995      438,212
                                                          --------     --------   --------     --------
      Operating income (loss).........................     246,121      260,398     12,687       (1,590)
Other income (expense):
  Interest expense....................................     (57,154)     (42,433)   (41,287)     (56,008)
  Interest income.....................................       1,831        1,685        373          519
  Change in fair value of interest rate swap..........       4,960        1,877        226        3,309
  Other...............................................         211           20        497          688
                                                          --------     --------   --------     --------
Income (loss) before income taxes.....................     195,969      221,547    (27,504)     (53,082)
Benefit (provision) for income taxes..................     (70,292)     (79,629)    10,039       19,376
                                                          --------     --------   --------     --------
Net income (loss).....................................     125,677      141,918    (17,465)     (33,706)
Preferred stock dividends.............................       1,587          397      3,572        4,762
                                                          --------     --------   --------     --------
Net income (loss) available to common stock...........    $124,090     $141,521   $(21,037)    $(38,468)
                                                          ========     ========   ========     ========

                                                                NINE MONTHS ENDED    TWELVE MONTHS
                                                 YEAR ENDED       SEPTEMBER 30,          ENDED
                                                DECEMBER 31,   -------------------   SEPTEMBER 30,
                                                    2001         2001       2002         2002
                                                ------------   --------   --------   -------------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA,
                                                            AVERAGE PRICES AND COSTS)
Earnings per share:
  Basic.......................................    $   1.82     $   2.17   $  (0.32)   $    (0.59)
  Diluted.....................................        1.80         2.14      (0.32)        (0.59)
Weighted average common shares outstanding
  (000s):
  Basic.......................................      68,080       65,168     65,243        65,226
  Diluted.....................................      68,840       66,001     65,243        65,226
EBITDAX(1)....................................    $381,935     $306,380   $220,838    $  296,393
OTHER FINANCIAL AND OPERATING DATA:
PRODUCTION:
Oil (Mbbls)...................................       7,498        5,617      5,948         7,829
Natural gas (Mmcf)............................     108,954       81,312     80,045       107,687
Oil and natural gas (Mmcfe)...................     153,942      115,014    115,733       154,661
AVERAGE SALES PRICES:
Oil (per bbl).................................    $  23.29     $  25.18   $  22.94    $    21.67
Natural gas (per Mcf).........................        3.90         4.47       2.54          2.46
Oil and natural gas (per Mcfe)................        3.89         4.39       2.93          2.81
AVERAGE COSTS (PER MCFE):
Lease operating expense.......................    $   0.61     $   0.60   $   0.68    $     0.67
Production taxes..............................        0.22         0.23       0.16          0.17
Transportation costs..........................        0.03         0.03       0.06          0.05
General and administrative....................        0.17         0.17       0.15          0.16
Depletion, depreciation and amortization......        1.22         1.14       1.42          1.43
BALANCE SHEET DATA (AS OF PERIOD END):
Cash..........................................                                        $    3,546
Working capital (deficit)(2)..................                                           (45,385)
Total assets..................................                                         2,202,824
Total debt....................................                                           820,180
Stockholders' equity..........................                                         1,128,252

---------------

(1) EBITDAX (as used herein) is defined as net income (loss) before interest expense, income taxes, depletion, depreciation and amortization, impairment of unproved properties, impairment of proved properties, exploration expense, non-cash stock compensation expense, non-cash derivative gain
    (loss), gain (loss) on sale of operating assets and change in fair value of interest rate swap. While EBITDAX should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as an indicator of a company's financial performance, we believe that it provides additional information with respect to our ability to meet our future debt service, capital expenditure commitments and working capital requirements. When evaluating EBITDAX, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDAX, (ii) whether EBITDAX has remained at positive levels historically and (iii) how EBITDAX compares to levels of interest expense. Because EBITDAX excludes some, but not all, items that affect net income and is defined differently among companies in our industry, the measure of EBITDAX presented above may not be comparable to similarly titled measures of other companies.

(2) Does not include cash.

          SUMMARY UNAUDITED PRO FORMA OIL AND NATURAL GAS RESERVE DATA

     The following table sets forth summary unaudited pro forma data with respect to our combined estimated net proved oil and natural gas reserves as of September 30, 2002.

                                                                                TOTAL PROVED
                                                      CRUDE OIL   NATURAL GAS     RESERVES
                                                       (MBBLS)     (MMCF)(1)     (MMCFE)(2)
                                                      ---------   -----------   ------------
ESTIMATED NET PROVED RESERVES:
Developed...........................................   66,003        693,314     1,089,332
Undeveloped.........................................   21,479        443,489       572,363
                                                       ------      ---------     ---------
  Total.............................................   87,482      1,136,803     1,661,695
                                                       ======      =========     =========

RESERVE VALUATION DATA (IN THOUSANDS)(3):
Estimated future net revenues (before income taxes).........  $4,012,474
Present value of estimated future net revenues (before
  income taxes, discounted at 10%)..........................   2,288,310
Standardized measure of discounted future net cash
  flows(4)..................................................   1,691,052

---------------

(1) Includes natural gas liquids converted to Mmcf based on a six to one conversion ratio.

(2) Includes crude oil converted to Mmcfe based on a six to one conversion ratio.

(3) Reserves and present values were calculated using NYMEX prices at the close of business on September 30, 2002 of $30.45 per bbl and $4.14 per Mmbtu. The standardized measures of discounted future net cash flows do not include the effects of hedging or other derivative contracts. Estimated quantities of oil and natural gas reserves of Westport and the present value of these reserves as of September 30, 2002 are based upon a reserve report prepared by our engineering staff. Estimated quantities of oil and natural gas reserves of the Acquired Properties and the present value of these reserves as of September 30, 2002 are based upon a reserve report prepared by our engineering staff, which was audited by the independent engineering firm of Ryder Scott Company, L.P.

(4) The standardized measure of discounted future net cash flows represents the present value of future net revenues after income taxes discounted at 10%.

                                  RISK FACTORS

     An investment in our common stock involves certain risks. You should consider carefully these risks together with all of the other information included in this prospectus supplement and the accompanying prospectus and the documents to which we have referred you before deciding whether this investment is suitable for you.

RISKS RELATED TO OUR BUSINESS

  OIL AND NATURAL GAS PRICES FLUCTUATE WIDELY, AND LOW PRICES COULD HARM OUR BUSINESS.

     Our results of operations are highly dependent upon the prices of oil and natural gas. Historically, oil and natural gas prices have been volatile and are likely to continue to be volatile in the future. For example, our average realized sales prices for oil and natural gas for the nine months ended September 30, 2001 were $24.12/bbl and $4.31/Mcf, respectively, with production totaling 56 Bcfe and combined oil and natural gas sales of $234 million during this period, without giving effect to the Transactions. Our average realized sales prices for oil and natural gas for the nine months ended September 30, 2002, were $22.92/bbl and $2.68/Mcf, with production increasing to 95.3 Bcfe and combined oil and natural gas sales increasing to $295.4 million during this period, without giving effect to the Transactions. The prices upon which we calculated our present value of estimated future net revenues as of September 30, 2002 may not be indicative of the prices that we can actually receive for our production. Such prices may be substantially less. The prices received for oil and natural gas production depend upon numerous factors including, among others:

     - consumer demand;

     - governmental regulations and taxes;

     - the price and availability of alternative fuels;

     - geopolitical developments;

     - commodity processing, gathering and transportation availability;

     - the level of foreign imports of oil and natural gas; and

     - the overall economic environment.

All of these factors are beyond our control. Any significant decrease in prices for oil and natural gas could have a material adverse effect on our financial condition, results of operations and quantities of reserves that are commercially recoverable. If the oil and natural gas industry experiences significant future price decreases or other adverse market conditions, we may not be able to generate sufficient cash flow from operations to meet our obligations and make planned capital expenditures.

  WE WILL REQUIRE SUBSTANTIAL CAPITAL TO FUND OUR OPERATIONS.

     We expect for the foreseeable future to make substantial capital expenditures for the acquisition, exploration and development of oil and natural gas reserves. Historically, we have paid for these expenditures primarily with cash from operating activities and with proceeds from debt and equity financings. If revenues decrease as a result of lower oil and natural gas prices or for any other reason, we may not have the funds available to replace our reserves or to maintain production at current levels, which would result in a decrease in production over time.

  OUR FORMER INDEPENDENT PUBLIC ACCOUNTANT, ARTHUR ANDERSEN LLP, HAS BEEN FOUND GUILTY OF A FEDERAL OBSTRUCTION OF JUSTICE CHARGE, AND YOU MAY BE UNABLE TO EXERCISE EFFECTIVE REMEDIES AGAINST IT IN ANY LEGAL ACTION.

     Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for prior fiscal periods through December 31, 2001, including issuing an audit report to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference in this prospectus supplement. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a Federal obstruction of justice charge arising from the Federal Government's investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

     We are therefore unable to obtain Arthur Andersen LLP's consent to incorporate by reference its report included in our Annual Report on Form 10-K for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits us to dispense with the requirement to file their consent. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our audited consolidated financial statements that are incorporated by reference in this prospectus supplement or any other filing we may make with the SEC, including, with respect to any offering registered under the Securities Act, any claim under Section 11 of the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under Federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements.

     In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing, investors may elect not to participate in any such offering or, in the alternate, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financing costs may increase or we may miss attractive capital market opportunities.

  OUR LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW AND OUR ABILITY TO MAKE PAYMENTS ON OUR LONG-TERM DEBT.

     As of September 30, 2002, after giving pro forma effect to the Transactions and the application of the actual and estimated net proceeds from the offerings and the borrowings under our Replacement Credit Facility we would have had total debt of $820 million and stockholders' equity of $1,128 million.

     Our level of debt could have important consequences to our business, including the following:

     - it may be more difficult for us to satisfy our debt repayment obligations;

     - we may have difficulties borrowing money in the future for acquisitions, to meet our operating expenses or other purposes;

     - the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

     - we will need to use a portion of the money we earn to pay principal and interest on our debt which will reduce the amount of money we have to finance our operations and other business activities;

     - we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

     - we may be more vulnerable to economic downturns and adverse developments in our industry;

     - our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

     - if we consummate the Acquisition but do not consummate the Debt Offering, our borrowings under the Replacement Credit Facility needed to finance the Acquisition will leave us with little additional borrowing capacity.

     Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and/or interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. We may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Further, failing to comply with the financial and other restrictive covenants in our debt instruments could result in an event of default under such instruments, which could adversely affect our business, financial condition and results of operations.

  WE MAY BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT. ADDITIONAL DEBT COULD EXACERBATE THE RISKS DESCRIBED ABOVE.

     Together with our subsidiaries, we may be able to incur substantially more debt in the future. Although the agreements governing the terms of our debt impose restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. After giving effect to the Transactions and the application of the actual and estimated net proceeds from the Offerings and the borrowings under our Replacement Credit Facility, we will have approximately $337 million of additional borrowing capacity under the Replacement Credit Facility, subject to specific requirements, including compliance with financial covenants. If the Acquisition is not consummated, after giving effect to the Offerings, the application of the actual and estimated net proceeds from the Offerings and the alternative uses of proceeds described herein, we would have approximately $347 million of additional borrowing capacity under the Replacement Credit Facility, subject to specific requirements, including compliance with financial covenants. To the extent new debt is added to our current debt levels, the risks described above could substantially increase.

  ANY FAILURE TO MEET OUR DEBT OBLIGATIONS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

  INDIAN TRIBES HAVE PREVIOUSLY CHALLENGED THE VALIDITY OF SOME OF THE PROPERTY INTERESTS COVERED BY OIL AND NATURAL GAS LEASES IN THE AREA IN WHICH THE ACQUIRED PROPERTIES ARE LOCATED.

     Substantially all of the oil and natural gas leases we acquired in the Acquisition cover interests located within the Uintah and Ouray Indian Reservation, in an area originally known as the Umcompahgre Reservation. These leases were granted by the State of Utah, the United States (through the Bureau of Land Management) or holders of patents from the United States. The Ute Indian Tribe has previously asserted various claims against the State of Utah and the United States regarding the existence, diminishment and/or abrogation of the Reservation's boundaries and the extent of tribal jurisdiction over these lands. These lawsuits raised questions as to whether the Ute Tribe could invalidate through litigation fee patents issued by the United States, the State of Utah's ownership of such lands or the United States' ownership of minerals subject to the acquired leases. We believe these issues were conclusively settled as a result of the Ute Indian Tribe litigation and have no reason to expect that similar claims will be or could be asserted in the future. We cannot be certain, however, that additional claims will not be asserted or, if asserted, that such claims would not be successful. If claims of this nature were successfully asserted we might not be able to continue to produce hydrocarbons from or develop and exploit these assets, which could adversely affect our business and profitability.

  THE GEOGRAPHIC CONCENTRATION OF THE ACQUIRED PROPERTIES IN UTAH SUBJECTS US TO INCREASED RISK OF REDUCTION IN REVENUES OR CURTAILMENT OF PRODUCTION FROM CERTAIN NEGATIVE CONDITIONS.

     All of the Acquired Properties are located in Uintah County, Utah. Conditions such as severe weather, delays or decreases in production, the availability of equipment, facilities or services or the availability of capacity to transport production could subject us to increased risk of loss of revenues and have a greater impact on our results of operations since most or all of our properties could be affected by the same event.

  WE MAY NOT REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION.

     Our estimates regarding the expenses and liabilities or the increase in our resources and production resulting from the Acquisition may prove to be incorrect or we may not be successful in integrating the Acquired Properties into our existing business, all of which could have a material adverse effect on our financial condition and results of operations.

  IF WE DO NOT CONSUMMATE THE ACQUISITION, WE WILL NOT OWN THE ACQUIRED PROPERTIES AND WILL NOT RECEIVE THE INCOME THEY GENERATE.

     Although the information in this prospectus supplement assumes the consummation of the Acquisition, such consummation is subject to the satisfaction of certain conditions precedent set forth in the Asset Purchase Agreement, and may be terminated by us or El Paso if the Acquisition has not been completed by December 31, 2002. The failure to acquire the natural gas properties and midstream gathering, compression and transportation assets from El Paso Corporation would result in a smaller base of assets than what has been described in this document. Therefore, the benefits we discuss, which are predicated on these additional assets and the income they generate, would be adversely affected.

     Additionally, if the Acquisition is not consummated for any reason, we intend to use the net proceeds of this offering for repayment of outstanding debt and the remaining proceeds, if any, for general corporate purposes.

  WE MAY NOT BE ABLE TO CONSUMMATE FUTURE ACQUISITIONS OR SUCCESSFULLY INTEGRATE ACQUISITIONS INTO OUR BUSINESS.

     Our business strategy includes growing our reserve base through acquisitions. We may not continue to be successful in identifying or consummating future acquisitions or integrating acquired businesses successfully into our existing business, or in anticipating the expenses or liabilities we will incur in doing so. Such failures may have a material adverse effect on future growth or results of operations.

     We are continually investigating opportunities for acquisitions. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Our ability to make future acquisitions may be constrained by our ability to obtain additional financing.

     Acquisitions may involve a number of special risks, including:

     - unexpected losses of key employees, customers and suppliers of the acquired business;

     - conforming the financial, technological and management standards, processes, procedures and controls of the acquired business with those of our existing operations; and

     - increasing the scope, geographic diversity and complexity of our operations.

     Possible future acquisitions could result in our incurring additional debt, contingent liabilities and amortization expenses related to intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

  REPERCUSSIONS FROM TERRORIST ACTIVITIES OR ARMED CONFLICT COULD HARM OUR BUSINESS.

     Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States or its interests abroad may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If events of this nature occur and persist, the attendant political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on prevailing oil and natural gas prices and causing a reduction in our revenues. Natural gas and oil production facilities, transportation systems and storage facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged by such an attack. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain if available at all.

  OUR COMMODITY PRICE RISK AND BASIS DIFFERENTIAL MANAGEMENT ARRANGEMENTS MAY LIMIT OUR POTENTIAL GAINS.

     Commodity prices and basis differentials significantly affect our financial condition, results of operations, cash flows and ability to borrow funds. Oil and natural gas prices, as well as basis differentials, are affected by several factors that we cannot control. We attempt to manage our exposure to oil and natural gas price volatility in our oil and natural gas by entering into commodity price risk management arrangements for a portion of our expected production. In addition, we attempt to manage our exposure to basis differentials between delivery points by entering into basis swaps. In connection with the Acquisition, we intend to continue entering into hedging arrangements relating to the production from the Acquired Properties to help us manage our exposure. While intended to reduce the effects of volatile oil and natural gas prices and basis differentials, commodity price and basis differential risk management transactions may limit our potential gains if oil and natural gas prices were to rise substantially or basis differentials were to fall substantially, versus the price or basis differential established by the arrangements. These transactions also expose us to credit risk of non-performance by the counterparties to the transaction. In addition, our commodity price and basis differential risk management transactions may limit our ability to borrow under our Replacement Credit Facility and may expose us to the risk of financial loss in certain circumstances, including instances in which:

     - our production is less than expected;

     - there is a widening of price differentials between delivery points for our production and the delivery point assumed in non-basis hedge arrangements;

     - basis differentials tighten substantially from the prices established by these arrangements; or

     - the counterparties to our contracts fail to perform under terms of the contracts.

  EXPLORATION IS A HIGH-RISK ACTIVITY. THE SEISMIC DATA AND OTHER ADVANCED TECHNOLOGIES WE USE ARE EXPENSIVE AND CANNOT ELIMINATE EXPLORATION RISKS.

     Our oil and natural gas operations are subject to the economic risks typically associated with drilling exploratory wells. In conducting exploration activities, we may drill unsuccessful wells and experience losses and, if oil and natural gas are discovered, there is no assurance that such oil and natural gas can be economically produced or satisfactorily marketed. There can be no assurance that new wells we drill will be productive or that we will recover all or any portion of our investment. The presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration activities to be unsuccessful, resulting in a total loss of our investment in such activities. The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which may be beyond our control, including unexpected drilling conditions, title problems, weather conditions, compliance with environmental and other governmental requirements and shortages or delays in the delivery of equipment and services.

     We rely to a significant extent on seismic data and other advanced technologies in conducting our exploration activities. Even when used and properly interpreted, seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. Such data are not conclusive in determining if hydrocarbons are present or economically producible. The use of seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. We could incur losses as a result of these expenditures.

  FAILURE TO REPLACE RESERVES MAY NEGATIVELY AFFECT OUR BUSINESS.

     Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. We may not be able to find, develop or acquire additional reserves on an economical basis. Furthermore, while our revenues may increase if oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

  RESERVE ESTIMATES ARE INHERENTLY UNCERTAIN. ANY MATERIAL INACCURACIES IN OUR RESERVE ESTIMATES OR ASSUMPTIONS UNDERLYING OUR RESERVE ESTIMATES, SUCH AS THE DISCOUNT RATE USED, COULD CAUSE THE QUANTITIES AND NET PRESENT VALUE OF OUR RESERVES TO BE OVERSTATED.

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control, that could cause the quantities and net present value of our reserves to be overstated. The reserve information set forth in, or incorporated by reference into, this prospectus supplement is based on estimates that we prepared. Estimates prepared by others might differ materially from our estimates. Reserve engineering is not an exact science. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, any of which may cause these estimates to vary considerably from actual results, such as:

     - historical production from the area compared with production from other producing areas;

     - assumed effects of regulation by governmental agencies;

     - assumptions concerning future oil and natural gas prices;

     - assumptions regarding future operating costs;

     - estimates of future severance and excise taxes;

     - assumptions regarding capital expenditures; and

     - estimates regarding workover and remedial costs.

     Estimates of reserves based on risk of recovery and estimates of expected future net cash flows prepared or audited by different engineers, or by the same engineers at different times, may vary substantially. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and the variance may be material. The net present values referred to in this prospectus supplement should not be construed as the current market value of the estimated oil and natural gas reserves attributable to our properties. In accordance with requirements of the SEC, the estimated discounted net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower.

  COMPETITION IN OUR INDUSTRY IS INTENSE, AND MANY OF OUR COMPETITORS HAVE GREATER FINANCIAL, TECHNOLOGICAL AND OTHER RESOURCES THAN WE HAVE.

     We operate in the highly competitive areas of oil and natural gas exploitation, exploration and acquisition. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from major and independent oil and natural gas companies in each of the following areas:

     - seeking to acquire desirable producing properties or new leases for future exploration;

     - marketing our oil and natural gas production;

     - integrating new technologies; and

     - acquiring the personnel, equipment and expertise necessary to develop and operate our properties.

     Many other companies have financial, technological and other resources substantially greater than our own. These companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, many of our competitors may enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Our ability to explore for oil and natural gas and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

  WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL AND SAFETY REGULATIONS, THAT CAN ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

     Our operations and facilities are subject to certain Federal, state, tribal and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, as well as environmental and safety matters. Although we believe that we are in substantial compliance with all applicable laws and regulations, we cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with environmental and other governmental regulations, such as:

     - land use restrictions;

     - drilling bonds and other financial responsibility requirements;

     - spacing of wells;

     - unitization and pooling of properties;

     - habitat and endangered species protection, reclamation and remediation, and other environmental protection;

     - safety precautions;

     - operational reporting; and

     - taxation.

     Under these laws and regulations, we could be liable for:

     - personal injuries;

     - property and natural resource damages;

     - oil spills and releases or discharges of hazardous materials;

     - well reclamation costs;

     - remediation and clean-up costs and other governmental sanctions, such as fines and penalties; and

     - other environmental damages.

     Our operations could be significantly delayed or curtailed and our costs of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

  WE CANNOT CONTROL ACTIVITIES ON PROPERTIES WE DO NOT OPERATE. INABILITY TO FUND OUR CAPITAL EXPENDITURES MAY RESULT IN REDUCTION OR FORFEITURE OF OUR INTERESTS IN SOME OF OUR NON-OPERATED PROJECTS.

     Other companies operate approximately 30% of the net present value of our current reserves, and we have limited ability to exercise influence over operations for these properties or their associated costs. Upon completion of the Acquisition, other companies will operate approximately 21% of the net present value of our reserves. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of drilling and exploitation activities on properties operated by others, therefore, depend upon a number of factors that will be outside our control, including:

     - timing and amount of capital expenditures;

     - the operator's expertise and financial resources;

     - approval of other participants in drilling wells; and

     - selection of technology.

     Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with such project. If we are not willing to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

  OUR BUSINESS INVOLVES MANY OPERATING RISKS THAT MAY RESULT IN SUBSTANTIAL LOSSES. INSURANCE MAY BE UNAVAILABLE OR INADEQUATE TO PROTECT US AGAINST THESE RISKS.

     Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

     - fires;

     - natural disasters;

     - explosions;

     - formations with abnormal pressures;

     - casing collapses;

     - embedded oilfield drilling and service tools;

     - uncontrollable flows of underground natural gas, oil and formation water;

     - surface cratering;

     - pipeline ruptures or cement failures; and

     - environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

     Any of these risks can cause substantial losses resulting from:

     - injury or loss of life;

     - damage to and destruction of property, natural resources and equipment;

     - pollution and other environmental damage;

     - regulatory investigations and penalties;

     - suspension of operations; and

     - repair and remediation costs.

     As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

  WE ARE VULNERABLE TO RISKS ASSOCIATED WITH OPERATING IN THE GULF OF MEXICO.

     Our operations and financial results could be significantly impacted by conditions in the Gulf of Mexico because we explore and produce extensively in that area. As a result of this activity, we are vulnerable to the risks associated with operating in the Gulf of Mexico, including those relating to:

     - adverse weather conditions;

     - oil field service costs and availability;

     - compliance with environmental and other laws and regulations;

     - remediation and other costs resulting from oil spills or releases of hazardous materials; and

     - failure of equipment or facilities.

     For example, in 2002, adverse weather conditions caused us to temporarily shut-in our offshore operations and reduce production, which resulted in a decline in production by 0.9 Bcf.

     In addition, we intend to conduct some of our exploration in the deep waters (greater than approximately 1,000 feet) of the Gulf of Mexico, where operations are more difficult and costly than in shallower waters. The deep waters in the Gulf of Mexico lack the physical and oilfield service infrastructure present in its shallower waters. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market our production, thereby increasing the risk involved with these operations.

     Further, production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. This results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years of production, and as a result, our reserve replacement needs from new prospects may be greater there than for our operations elsewhere. Also, our revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods.

  WE DEPEND UPON OUR MANAGEMENT TEAM AND OUR OPERATIONS REQUIRE US TO ATTRACT AND RETAIN EXPERIENCED TECHNICAL PERSONNEL.

     The successful implementation of our strategies and handling of other issues integral to our future success will depend, in part, on our experienced management team. The loss of members of our management team could have an adverse effect on our business. Our exploratory drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced explorationists, engineers and other professionals. Competition for experienced explorationists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

  THE MARKETABILITY OF OUR PRODUCTION DEPENDS UPON FACTORS OVER WHICH WE MAY HAVE NO CONTROL.

     The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could adversely impact our ability to deliver the oil and natural gas we produce to market in an efficient manner, which could harm our financial condition and results of operations. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future. Our ability to produce and market oil and natural gas is affected and may be also harmed by:

     - Federal and state regulation of oil and natural gas production;

     - transportation, tax and energy policies;

     - changes in supply and demand; and

     - general economic conditions.

  OUR OIL AND GAS MARKETING ACTIVITIES MAY EXPOSE US TO CLAIMS FROM ROYALTY OWNERS.

     In addition to marketing our oil and gas production, our marketing activities generally include marketing oil and gas production for royalty owners. Recently, royalty owners have commenced litigation against a number of companies in the oil and gas production business claiming that amounts paid for production attributable to the royalty owners' interest violated the terms of the applicable leases and laws in various respects, including the value of production sold, permissibility of deductions taken and accuracy of quantities measured. Some of this litigation was commenced as class action suits including two class action suits filed against Westport involving some of our Wyoming properties. Although we believe payments, if any, that we are required to make under existing litigation would not have a material impact on our financial condition, our liability relating to the marketing of oil and gas may increase as new cases are decided and the law in this area continues to develop.

RISKS RELATED TO THIS OFFERING

  IF OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

     Our revenues and operating results may in the future vary significantly from quarter to quarter. If our quarterly results fluctuate, it may cause our stock price to be volatile. We believe that a number of factors could cause these fluctuations, including:

     - changes in oil and gas prices;

     - changes in production levels;

     - changes in governmental regulations and taxes;

     - geopolitical developments;

     - the level of foreign imports of oil and natural gas; and

     - conditions in the oil and natural gas industry and the overall economic environment.

     Because of the factors listed above, we believe that our quarterly revenues, expenses and operating results may vary significantly in the future and that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

  OUR PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT AMOUNT OF COMMON STOCK, GIVING THEM A CONTROLLING INFLUENCE OVER CORPORATE TRANSACTIONS AND OTHER MATTERS.

     After the closing of this offering and the Private Equity Offering our principal stockholders, including Westport Energy LLC, ERI Investments, Inc., an affiliate of Equitable Resources Corp., and the Belfer Group, a group of former stockholders of Belco, together will beneficially own approximately 54% of our outstanding common stock (approximately 53% if the underwriters exercise their over-allotment option in full). Accordingly, these stockholders, acting together through a shareholders agreement, will continue to be able to control the election of directors, as well as, if they choose to act together, the adoption or amendment of provisions in our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions. These factors may also delay or prevent a change in the management or voting control of Westport.

  WE HAVE NOT PAID DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

     We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. The declaration and payment of any future dividends on our common stock is currently prohibited by our credit agreement and may be similarly restricted in the future.

  OUR ARTICLES OF INCORPORATION CONTAIN PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF WESTPORT.

     Our articles of incorporation authorize the issuance of preferred stock without stockholder approval. Our board of directors has the power to determine the price and terms of any preferred stock. The ability of our board of directors to issue one or more series of preferred stock without stockholder approval could deter or delay unsolicited changes of control by discouraging open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our stockholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

     In addition, some provisions of our articles of incorporation and bylaws may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions include:

     - a board that is divided into three classes, which are elected to serve staggered three-year terms;

     - provisions under which generally only our chairman, president or secretary may call a special meeting of the stockholders;

     - provisions that permit our board of directors to increase the number of directors up to 15 directors and to fill these positions without a vote of the stockholders; and

     - provisions under which stockholder action may be taken only at a stockholders meeting and not by written consent of the stockholders.

These provisions may have the effect of discouraging takeovers, even if the change of control might be beneficial to our stockholders.

  FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

     After this offering, we will have 65,275,066 shares of common stock outstanding. In addition to shares sold to non-affiliates in our initial public offering and shares eligible for sale under Rule 144(k) of the Securities Act, all of which are freely tradable, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable.

     In addition, some of our current stockholders have "demand" and/or "piggyback" registration rights in connection with future offerings of our common stock. "Demand" rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act at our expense. "Piggyback" rights provide for notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act, and grant such holders the right to include their shares in the registration statement.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately $187.9 million from this offering. We intend to use the net proceeds of the Offerings and borrowings under the Replacement Credit Facility to finance the Acquisition.

     The following table illustrates the estimated sources and uses of funds for the Transactions:

                                                                AMOUNT
                                                                ------
                                                              (DOLLARS IN
                                                               MILLIONS)
SOURCES:
  Common stock offered hereby...............................    $199.0
  Cash on hand..............................................      31.7
  New Notes.................................................     300.0
  Replacement Credit Facility(a)............................     108.8
  Private Equity Offering(b)................................      50.0
                                                                ------
          Total sources.....................................    $689.5
                                                                ======
USES:
  Purchase price under Asset Purchase Agreement.............    $502.0
  Purchase price adjustments(c).............................      17.6
  Repayment of existing Revolving Credit Facility(d)........     145.0
  Expenses(e)...............................................      24.9
                                                                ------
          Total uses........................................    $689.5
                                                                ======

---------------

(a)  Represents anticipated borrowings under our Replacement Credit Facility.

(b)  Completed November 19, 2002.

(c) The purchase price under the Asset Purchase Agreement was adjusted from $502 million to reflect the operating activity on the Acquired Properties, including capital expenditures from the June 1, 2002 effective date until closing.

(d) The amount outstanding under the Revolving Credit Facility as of September 30, 2002 was $145 million. The amount outstanding under the Revolving Credit Facility as of November 29, 2002, was $160 million with a weighted average interest rate of 3.00%. The Revolving Credit Facility provides for a maximum committed amount of $500 million, subject to a borrowing base, and a maturity date of July 1, 2005. Approximately $100 million of the borrowings under our Revolving Credit Facility was used to finance the Southeast Texas Acquisition and approximately $60 million was used for general corporate purposes.

(e)  Estimated fees, commissions and expenses related to the Transactions.

     Although we expect the consummation of the Acquisition to occur shortly after the closing of this offering, consummation of the Acquisition is subject to certain closing conditions and may be delayed or may not be consummated at all. The Asset Purchase Agreement may be terminated by us or El Paso if the Acquisition has not been completed by December 31, 2002. In the event that the Acquisition is not consummated for any reason, we intend to redeem our outstanding 8 7/8% Senior Subordinated Notes Due 2007 and, to the extent of any remaining proceeds, repay outstanding indebtedness under the Replacement Credit Facility. Any remaining proceeds after such repayments will be used for general corporate purposes. The $123 million face amount of 8 7/8% Senior Subordinated Notes are redeemable at a redemption price equal to 104.438% of the principal amount plus accrued interest, which would, as of January 31, 2003, yield a total redemption price of $130.7 million. If the Acquisition is not consummated, but this offering and the Debt Offering are consummated, we would have no outstanding indebtedness under the Replacement Credit Facility and we would have a cash balance of $284 million as of September 30, 2002. The amount outstanding under the Revolving Credit Facility as of November 29, 2002 was $160 million with a weighted average interest rate of 3.00%.

                                DIVIDEND POLICY

     We have not paid any dividends on the common stock to date and currently anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on the common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion. The declaration and payment of any future dividends is currently prohibited by our credit agreement and may be similarly restricted in the future.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed and traded on the New York Stock Exchange under the symbol "WRC." Prior to our merger with and into Belco, Belco common stock was listed and traded on the NYSE under the symbol "BOG." The following table sets forth the high and low sales prices per share of Belco and Westport common stock on the NYSE, for the periods indicated:

                                                                 BELCO            WESTPORT
                                                            COMMON STOCK(1)   COMMON STOCK(2)
                                                            ---------------   ----------------
                                                             HIGH      LOW     HIGH      LOW
                                                            ------    -----   ------    ------
2000
First Quarter.............................................  $11.25    $5.25   $   --    $   --
Second Quarter............................................   10.50     7.38       --        --
Third Quarter.............................................    9.63     8.00       --        --
Fourth Quarter............................................   12.44     8.50       --        --

2001
First Quarter.............................................  $12.75    $8.40   $   --    $   --
Second Quarter............................................   10.80     7.90       --        --
Third Quarter (through August 20, 2001)...................    9.00     8.28       --        --
Third Quarter (from August 21, 2001)......................      --       --    20.39     12.60
Fourth Quarter............................................      --       --    17.94     13.83

2002
First Quarter.............................................  $   --    $  --   $19.77    $15.44
Second Quarter............................................      --       --    21.18     15.40
Third Quarter.............................................      --       --    18.69     13.20
Fourth Quarter (through December 10, 2002)................      --       --    20.70     16.20

---------------

(1) Stock price information for periods prior to August 21, 2001, the effective date of the merger, are for shares of Belco common stock listed and traded on the NYSE under the symbol "BOG." August 20, 2001 was the last full trading day on which shares of Belco common stock were traded prior to the merger.

(2) The merger became effective on August 21, 2001. In accordance with the agreement governing the merger, each outstanding share of Belco common stock was exchanged for 0.4125 of a share of Westport common stock.

     On December 10, 2002, the last reported sale price of our common stock on the NYSE was $20.52 per share.

                                 CAPITALIZATION

     The following table sets forth the unaudited pro forma capitalization of Westport and its subsidiaries at September 30, 2002, assuming the Transactions and the application of the actual and estimated net proceeds of the offerings and the borrowings under the Replacement Credit Facility occurred on that date. This table should be read in conjunction with the historical consolidated combined financial statements and related notes of the Company, the Combined Statements of Revenues and Direct Operating Expenses for the Acquired Properties, our unaudited pro forma condensed combined financial statements and related notes, "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and other financial information included elsewhere or incorporated by reference in this prospectus supplement.

                                                              AS OF SEPTEMBER 30, 2002
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Cash........................................................  $   35,273   $    3,546
                                                              ==========   ==========
Total debt:
  Revolving Credit Facility.................................  $  145,000   $       --
  Replacement Credit Facility(1)............................          --      108,849
  8 7/8% Senior Subordinated Notes Due 2007(2)..............     122,699      122,699
  8 1/4% Senior Subordinated Notes Due 2011(2)..............     275,000      575,000
                                                              ----------   ----------
     Total debt.............................................     542,699      806,548
                                                              ----------   ----------
Stockholders' equity:
  Preferred stock...........................................          29           29
  Common stock..............................................         522          653
  Additional paid-in-capital................................     881,124    1,118,843
  Other comprehensive income................................      (5,664)      (5,664)
  Treasury stock............................................        (469)        (469)
  Retained earnings.........................................      14,860       14,860
                                                              ----------   ----------
     Total stockholders' equity.............................     890,402    1,128,252
                                                              ----------   ----------
     Total capitalization...................................  $1,433,101   $1,934,800
                                                              ==========   ==========

---------------

(1) On the closing date of this offering, our Replacement Credit Facility will have a maximum committed amount of $600 million, with a borrowing base of $470 million, subject to adjustment. As of the closing date of this offering, we will have approximately $337 million in availability under the Replacement Credit Facility. The lenders have the right to change the structure, terms and pricing of the facility, including the size of the facility, before the initial borrowings described in this prospectus supplement are made.

(2) These note balances are stated at face value and do not reflect the mark to market of the debt acquired in the merger with Belco that is being amortized and the mark to market for fair value of interest rate swaps totaling $13.6 million that are included in the total debt balance on the balance sheet as of September 30, 2002.

     Although we expect the consummation of the Acquisition to occur shortly after the closing of this offering, consummation of the Acquisition is subject to certain closing conditions and may be delayed or may not be consummated at all. The Asset Purchase Agreement may be terminated by us or by El Paso if the Acquisition has not been completed by December 31, 2002. In the event that the Acquisition is not consummated for any reason, we intend to redeem our outstanding 8 7/8% Senior Subordinated Notes Due 2007 and, to the extent of any remaining proceeds, repay outstanding indebtedness under the Replacement Credit Facility. Any remaining proceeds after such repayments will be used for general corporate purposes. The $123 million face amount of 8 7/8% Senior Subordinated Notes are redeemable at a redemption price equal to 104.438% of the principal amount plus accrued interest, which would, as of January 31, 2003, yield a total redemption price of $130.7 million. If the Acquisition is not consummated, but this offering and the Debt Offering are consummated, we would have no outstanding indebtedness under the Replacement Credit Facility and we would have a cash balance of $284 million as of September 30, 2002. The amount outstanding under the Revolving Credit Facility as of November 29, 2002 was $160 million with a weighted average interest rate of 3.00%.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     Our merger with and into Belco on August 21, 2001 was accounted for as a purchase transaction for financial accounting purposes. We began consolidating our results with the results of Belco as of August 21, 2001.

     The following unaudited pro forma condensed combined balance sheet as of September 30, 2002 gives effect to each of the following events as if each had occurred on September 30, 2002:

     - the Acquisition;

     - the application of the actual and estimated net proceeds of the Offerings (assuming the gross proceeds from this offering and the Debt Offering are as described in this prospectus supplement); and

     - borrowings under the Replacement Credit Facility and repayment of all outstanding indebtedness under the Revolving Credit Facility.

     The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2001 and the nine months ended September 30, 2001 give effect to the merger with and into Belco. In addition, unaudited pro forma condensed combined statements of operations for the year ended December 31, 2001 and the nine months ended September 30, 2001 and 2002 give effect to each of the following events as if each had occurred on January 1, 2001:

     - the Acquisition;

     - the application of the actual and estimated net proceeds of the Offerings (assuming the gross proceeds from this offering and the Debt Offering are as described in this prospectus supplement); and

     - borrowings under the Replacement Credit Facility and repayment of all outstanding indebtedness under the Revolving Credit Facility.

     The pro forma adjustments are based on estimates and assumptions explained in further detail in the accompanying notes to unaudited pro forma condensed combined financial statements.

     The Acquisition will be accounted for using the purchase method of accounting. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes to unaudited pro forma condensed combined financial statements, the historical consolidated financial statements and related notes of Westport and the Combined Statements of Revenues and Direct Operating Expenses for the Acquired Properties, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information contained in this prospectus supplement or incorporated by reference in this prospectus supplement and with the historical consolidated financial statements of Belco. The pro forma information presented does not purport to be indicative of the financial position or results of operations that would have actually occurred had the Transactions and the application of the actual and estimated net proceeds of the Offerings and borrowings under the Replacement Credit Facility occurred on the dates indicated or which may occur in the future.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                                 BALANCE SHEET
                            AS OF SEPTEMBER 30, 2002

                                                                                         ADJUSTMENTS
                                                                                           FOR THE
                                                                                            DEBT
                                                                                          OFFERING
                                         ADJUSTMENTS                                       AND THE
                                           FOR THE       ADJUSTMENTS FOR   ADJUSTMENTS   REPLACEMENT
                            WESTPORT    PRIVATE EQUITY         THE          FOR THIS       CREDIT
                           HISTORICAL    OFFERING(A)     ACQUISITION(B)    OFFERING(A)    FACILITY     PRO FORMA
                           ----------   --------------   ---------------   -----------   -----------   ----------
                                                           (DOLLARS IN THOUSANDS)
ASSETS:
Cash.....................  $   35,273      $50,000          $(519,639)      $187,850      $250,062     $    3,546
Other current assets.....      63,077                                                                      63,077
Oil and natural gas
  properties and
  equipment, net.........   1,337,980                         519,639                                   1,857,619
Goodwill.................     246,712                                                                     246,712
Other assets, net........      18,083                                                       13,787(c)      31,870
                           ----------      -------          ---------       --------      --------     ----------
    Total assets.........  $1,701,125      $50,000          $       0       $187,850      $263,849     $2,202,824
                           ==========      =======          =========       ========      ========     ==========
LIABILITIES AND
  STOCKHOLDERS' EQUITY:
Liabilities from
  commodity price risk
  management
  activities.............      21,652                                                                      21,652
Other current
  liabilities............      86,810                                                                      86,810
Total debt...............     556,331                                                      263,849(d)     820,180
Deferred income taxes....     141,090                                                                     141,090
Other liabilities........       4,840                                                                       4,840
                           ----------      -------          ---------       --------      --------     ----------
    Total liabilities....     810,723                                                      263,849      1,074,572
Stockholders' equity.....     890,402       50,000                           187,850                    1,128,252
                           ----------      -------          ---------       --------      --------     ----------
    Total liabilities and
      stockholders'
      equity.............  $1,701,125      $50,000          $       0       $187,850      $263,849     $2,202,824
                           ==========      =======          =========       ========      ========     ==========

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of this balance sheet.

                UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT
           OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                                                              ACQUIRED       ADJUSTMENTS
                                                 WESTPORT    PROPERTIES        FOR THE
                                                HISTORICAL   HISTORICAL      TRANSACTIONS     PRO FORMA
                                                ----------   -----------     ------------     ---------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Oil and natural gas sales...................   $295,442     $ 43,087         $              $338,529
  Hedge settlements...........................      1,509                                        1,509
  Gathering income............................                   1,438                           1,438
  Commodity price risk management activities:
     Non-hedge cash settlements...............        822                                          822
     Non-hedge non-cash change in fair value
       of derivatives.........................     (8,885)                                      (8,885)
  Gain (loss) on sale of operating assets,
     net......................................     (1,731)                                      (1,731)
                                                 --------     --------         --------       --------
       Net revenues...........................    287,157       44,525                         331,682
                                                 --------     --------         --------       --------
Operating costs and expenses:
  Lease operating expenses....................     67,381       11,636                          79,017
  Production taxes............................     16,845        1,519                          18,364
  Transportation costs........................      6,782                                        6,782
  Gathering expenses..........................                   1,088                           1,088
  Exploration.................................     21,638                                       21,638
  Depletion, depreciation and amortization....    147,066                        16,929(e)     163,995
  Impairment of unproved properties...........      9,078                                        9,078
  Stock compensation expense..................      1,954                                        1,954
  General and administrative..................     17,079                                       17,079
                                                 --------     --------         --------       --------
       Total operating expenses...............    287,823       14,243           16,929        318,995
                                                 --------     --------         --------       --------
       Operating income (loss)................       (666)      30,282          (16,929)        12,687
Other income (expense):
  Interest expense............................    (23,891)                      (17,396)(f)    (41,287)
  Interest income.............................        373                                          373
  Change in fair value of interest rate
     swap.....................................        226                                          226
  Other.......................................        497                                          497
                                                 --------     --------         --------       --------
Income (loss) before income taxes.............    (23,461)      30,282          (34,325)       (27,504)
Benefit (provision) for income taxes..........      8,563                         1,476(g)      10,039
                                                 --------     --------         --------       --------
Net income (loss).............................    (14,898)      30,282          (32,849)       (17,465)
Preferred stock dividends.....................      3,572                                        3,572
                                                 --------     --------         --------       --------
Net income (loss) available to common stock...   $(18,470)    $ 30,282         $(32,849)      $(21,037)
                                                 ========     ========         ========       ========
Earnings per share:
  Basic.......................................   $  (0.35)                                    $  (0.32)
  Diluted.....................................      (0.35)                                       (0.32)
Weighted average common shares outstanding
  (000s):
  Basic.......................................     52,118                        13,125(a)      65,243
  Diluted.....................................     52,118                        13,125(a)      65,243
EBITDAX.......................................                                                $220,838(h)

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of these statements.

                UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT
           OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                              ACQUIRED     ADJUSTMENTS    ADJUSTMENTS
                                    WESTPORT      BELCO      PROPERTIES     FOR BELCO       FOR THE
                                   HISTORICAL   HISTORICAL   HISTORICAL       MERGER      TRANSACTIONS   PRO FORMA
                                   ----------   ----------   -----------   ------------   ------------   ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Oil and natural gas sales......   $234,405     $183,002     $ 87,093       $              $            $504,500
  Hedge settlements..............     (1,824)     (27,274)                                                (29,098)
  Gathering income...............                                1,698                                      1,698
  Commodity price risk management
    activities:
      Non-hedge cash
         settlements.............       (558)     (52,091)                                                (52,649)
      Non-hedge non-cash change
         in fair value of
         derivatives.............     24,486       91,836                                                 116,322
                                    --------     --------     --------       --------       --------     --------
         Net revenues............    256,509      195,473       88,791                                    540,773
                                    --------     --------     --------       --------       --------     --------
Operating costs and expenses:
  Lease operating expenses.......     34,770       26,326        8,375                                     69,471
  Production taxes...............      8,942       13,472        3,645                                     26,059
  Transportation costs...........      3,921                                                                3,921
  Gathering expense..............                                  868                                        868
  Exploration....................     24,333                                    2,798 (i)                  27,131
  Depreciation, depletion and
    amortization.................     72,251       38,632                       3,968 (j)     16,563 (e)  131,414
  Impairment of unproved
    properties...................      3,114                                                                3,114
  Stock compensation expense.....     (1,060)                                                              (1,060)
  General and administrative.....     10,832        6,016                       2,609 (k)                  19,457
                                    --------     --------     --------       --------       --------     --------
         Total operating
           expenses..............    157,103       84,446       12,888          9,375         16,563      280,375
                                    --------     --------     --------       --------       --------     --------
         Operating income
           (loss)................     99,406      111,027       75,903         (9,375)       (16,563)     260,398
Other income (expense):
  Interest expense...............     (4,483)     (19,406)                                   (18,544)(f)  (42,433)
  Interest income................      1,522          163                                                   1,685
  Change in fair value of
    interest rate swap...........      1,877                                                                1,877
  Other..........................         20                                                                   20
                                    --------     --------     --------       --------       --------     --------
Income (loss) before income
  taxes..........................     98,342       91,784       75,903         (9,375)       (35,107)     221,547
Benefit (provision) for income
  taxes..........................    (35,895)     (32,124)                      3,281 (l)    (14,891)(g)  (79,629)
                                    --------     --------     --------       --------       --------     --------
Net income (loss)................     62,447       59,660       75,903         (6,094)       (49,998)     141,918
Preferred stock dividends........        397                                                                  397
                                    --------     --------     --------       --------       --------     --------
Net income (loss) available to
  common stock...................   $ 62,050     $ 59,660     $ 75,903       $ (6,094)      $(49,998)    $141,521
                                    ========     ========     ========       ========       ========     ========
Earnings per share:
  Basic..........................   $   1.53                                                             $   2.17
  Diluted........................       1.50                                                                 2.14
Weighted average common shares
  outstanding (000s):
  Basic..........................     40,496                                   11,547(m)      13,125(a)    65,168
  Diluted........................     41,329                                   11,547(m)      13,125(a)    66,001
EBITDAX..........................                                                                        $306,380(h)

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of these statements.

                UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT
               OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

                                                            ACQUIRED      ADJUSTMENTS     ADJUSTMENTS
                                  WESTPORT      BELCO      PROPERTIES      FOR BELCO        FOR THE
                                 HISTORICAL   HISTORICAL   HISTORICAL        MERGER       TRANSACTIONS    PRO FORMA
                                 ----------   ----------   -----------    ------------    ------------    ---------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating revenues:
  Oil and natural gas sales....   $317,278     $183,002     $ 99,071        $               $             $599,351
  Hedge settlements............      2,091      (27,274)                                                   (25,183)
  Gathering income.............                                2,309                                         2,309
  Commodity price risk
    management activities:
    Non-hedge cash
      settlements..............     15,300      (52,091)                                                   (36,791)
    Non-hedge non-cash change
      in fair value of
      derivatives..............     14,323       91,836                                                    106,159
  Gain (loss) on sale of
    operating assets, net......       (132)                                                                   (132)
                                  --------     --------     --------        -------         --------      --------
      Net revenues.............    348,860      195,473      101,380                                       645,713
                                  --------     --------     --------        -------         --------      --------
Operating costs and expenses:
  Lease operating expenses.....     55,315       26,326       12,334                                        93,975
  Production taxes.............     13,407       13,472        6,328                                        33,207
  Transportation costs.........      5,157                                                                   5,157
  Gathering expense............                                1,151                                         1,151
  Exploration..................     31,313                                    2,798(i)                      34,111
  Depreciation, depletion and
    amortization...............    124,059       38,632                       3,968(j)        21,913(e)    188,572
  Impairment of proved
    properties.................      9,423                                                                   9,423
  Impairment of unproved
    properties.................      6,974                                                                   6,974
  Stock compensation expense...        719                                                                     719
  General and administrative...     17,678        6,016                       2,609(k)                      26,303
                                  --------     --------     --------        -------         --------      --------
      Total operating
         expenses..............    264,045       84,446       19,813          9,375           21,913       399,592
                                  --------     --------     --------        -------         --------      --------
      Operating income
         (loss)................     84,815      111,027       81,567         (9,375)         (21,913)      246,121
Other income (expense):
  Interest expense.............    (13,196)     (19,406)                                     (24,552)(f)   (57,154)
  Interest income..............      1,668          163                                                      1,831
  Change in fair value of
    interest rate swap.........      4,960                                                                   4,960
  Other........................        211                                                                     211
                                  --------     --------     --------        -------         --------      --------
Income (loss) before income
  taxes........................     78,458       91,784       81,567         (9,375)         (46,465)      195,969
Benefit (provision) for income
  taxes........................    (28,637)     (32,124)                      3,281(l)       (12,812)(g)   (70,292)
                                  --------     --------     --------        -------         --------      --------
Net income (loss)..............     49,821       59,660       81,567         (6,094)         (59,277)      125,677
Preferred stock dividends......      1,587                                                                   1,587
                                  --------     --------     --------        -------         --------      --------
Net income (loss) available to
  common stock.................   $ 48,234     $ 59,660     $ 81,567        $(6,094)        $(59,277)     $124,090
                                  ========     ========     ========        =======         ========      ========
Earnings per share:
  Basic........................   $   1.11                                                                $   1.82
  Diluted......................       1.09                                                                    1.80
Weighted average common shares
  outstanding (000s):
  Basic:.......................     43,408                                   11,547(m)        13,125(a)     68,080
  Diluted......................     44,168                                   11,547(m)        13,125(a)     68,840
EBITDAX........................                                                                           $381,935(h)

The accompanying notes to the unaudited pro forma condensed combined financial statements are an integral part of these statements.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

(1) Basis of Presentation

     Westport will account for the Acquisition using the purchase method of accounting. The accompanying unaudited pro forma condensed combined balance sheet is presented as if the Transactions had occurred as of September 30, 2002 with pro forma adjustments to give effect to the purchase accounting for the Acquisition, the application of the actual and estimated net proceeds of the Offerings, borrowings under the Replacement Credit Facility and estimated costs incurred related to the Transactions.

     The accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2001 and the nine months ended September 30, 2001 give effect to the merger with and into Belco. In addition, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2001 and the nine months ended September 30, 2001 and 2002 give effect to the Acquisition, the application of the actual and estimated net proceeds of the Offerings (assuming the gross proceeds from this offering and the Debt Offering are as described in this prospectus supplement), and borrowings under the Replacement Credit Facility and repayment of all outstanding indebtedness under the Revolving Credit Facility.

     The pro forma financial statements do not purport to be indicative either of the results that actually would have been achieved if the transactions reflected therein had been effective during the periods presented or of results which may be obtained in the future.

     The pro forma financial statements should be read in conjunction with the description of the Transactions elsewhere in this offering circular, the historical financial statements and related notes of Westport and the Combined Statements of Revenues and Direct Operating Expenses for the Acquired Properties contained in this prospectus supplement or incorporated in this prospectus supplement by reference and with the historical consolidated financial statements of Belco.

(2) The following notes discuss the pro forma adjustments related to the Acquisition, and for the 2001 unaudited pro forma condensed consolidated statement of operations, Westport's merger with Belco on August 21, 2001.

          (a) Adjustment to reflect the issuance of 3,125,000 shares in the Private Equity Offering (at $16.00 per share) and 10,000,000 shares in this offering (at $19.90 per share).

          (b) The total purchase price of $519.6 million was calculated and allocated as follows (in thousands):

Purchase Price Calculations:
  Purchase price under Asset Purchase Agreement.............   $502,000
  Purchase price adjustments................................     17,639
                                                               --------
     Total acquisition costs................................   $519,639
                                                               ========
Allocation of purchase price:
  Oil and natural gas properties -- proved..................   $472,522
  Oil and natural gas properties -- unproved................      3,500
  Gathering assets..........................................     40,851
  Assets held for sale......................................      2,766
                                                               --------
       Total allocation.....................................   $519,639
                                                               ========

     The purchase price allocation above is subject to change resulting from net cash flows between November 6, 2002 and the closing date of the Acquisition, for the following items:

     - the actual Acquisition costs incurred and

     - estimated Acquisition costs including estimated financial advisory, legal and accounting fees.

          (c) This amount is comprised of $5.8 million of capitalized financing costs relating to the Replacement Credit Facility and $8.0 million of capitalized financing costs relating to the Debt Offering.

          (d) This amount is the net result of repaying $145 million under the Revolving Credit Facility, the initial borrowing of $109 million under the Replacement Credit Facility and the new debt of $300 million relating to the Debt Offering.

          (e) Adjustment to reflect depletion, depreciation and amortization expense is based on the portion of the purchase price allocated to proved properties using the units of production depletion method based on estimates of proved reserves of the Acquired Properties as of the beginning of each period presented. The gathering asset depletion, depreciation and amortization expense is based on a 15-year straight line.

          (f) Interest expense adjustments reflect (i) interest expense associated with borrowings under the Replacement Credit Facility and the New Notes, and (ii) the elimination of historical interest expense related to our Revolving Credit Facility.

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                                YEAR ENDED      SEPTEMBER 30,
                                                               DECEMBER 31,   -----------------
                                                                   2001        2001      2002
                                                               ------------   -------   -------
                                                                    (DOLLARS IN THOUSANDS)
            Historical interest expense (Westport and
              Belco).........................................    $32,602      $23,889   $23,891
            Elimination of interest expense on debt being
              repaid.........................................     (2,578)        (939)   (3,231)
            Interest expense on new debt(1)..................     27,130       19,483    20,627
                                                                 -------      -------   -------
            Total pro forma interest expense.................    $57,154      $42,433   $41,287
                                                                 =======      =======   =======

           --------------------------

           (1) At assumed average rates of 3.6%, 4.2% and 1.9% for the year ended December 31, 2001 and the nine months ended September 30, 2001 and 2002, respectively (three month London Interbank Offering Rate ("LIBOR"), plus a 1.875% spread) for the Replacement Credit Facility and 8 1/4% for the Senior Subordinated Notes.

          (g) Adjustment to reflect provision for income taxes resulting from pro forma income before income taxes, assuming an effective tax rate of 36.5%.

          (h) EBITDAX (as used herein) is defined as net income (loss) before interest expense, income taxes, depletion, depreciation and amortization, impairment of unproved properties, impairment of proved properties, exploration expense, non-cash stock compensation expense, non-cash derivative gain (loss), gain (loss) on sale of operating assets and change in fair value of interest rate swap. While EBITDAX should not be considered in isolation or as a substitute for net income (loss), operating income
     (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as an indicator of a company's financial performance, we believe that it provides additional information with respect to our ability to meet our future debt service, capital expenditure commitments and working capital requirements. When evaluating EBITDAX, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDAX, (ii) whether EBITDAX has remained at positive levels historically and (iii) how EBITDAX compares to levels of interest expense. Because EBITDAX excludes some, but not all, items that affect net income and is defined differently among companies in our industry, the measure of EBITDAX presented above may not be comparable to similarly titled measures of other companies.

          (i) Adjustments to expense exploration costs capitalized by Belco (under the full cost method of accounting) to conform to the successful efforts method of accounting utilized by Westport.

          (j) Adjustment to reflect additional depletion, depreciation and amortization expense resulting from the additional basis of oil and natural gas properties recorded in connection with purchase accounting. The additional pro forma depletion, depreciation and amortization expense was computed based on the portion of the purchase price allocated to proved properties using the units of production depletion method (under the successful efforts method of accounting) based on estimates of proved reserves of the Belco properties as of the beginning of each period presented.

          (k) Adjustments to expense general and administrative expenses capitalized by Belco (under the full cost method of accounting) to conform to the successful efforts method of accounting utilized by Westport.

          (l) Adjustment to reflect provision for income taxes resulting from pro forma income before income taxes, assuming an effective tax rate of 35.8%.

          (m) Adjustment to reflect the elimination of Belco's historical shares outstanding and the issuance of 13,587,425 shares of Westport common stock in connection with the merger of Westport into Belco and the impact of Belco's common stock equivalents.

         SUPPLEMENTAL PRO FORMA DATA RELATED TO OIL AND GAS ACTIVITIES

     Reserves and present values were calculated using NYMEX prices at the close of business on September 30, 2002 of $30.45 per bbl and $4.14 per Mmbtu. The standardized measures of discounted future net cash flows do not include the effects of hedging or other derivative contracts. Estimated quantities of oil and natural gas reserves of Westport and the present value of these reserves as of September 30, 2002 are based upon a reserve report prepared by our engineering staff. Estimated quantities of oil and natural gas reserves of the Acquired Properties and the present value of these reserves as of September 30, 2002 are based upon a reserve report prepared by our engineering staff, which was audited by the independent engineering firm of Ryder Scott Company, L.P.

PRO FORMA QUANTITIES OF OIL AND NATURAL GAS RESERVES (UNAUDITED)

     The following table presents estimates of net proved and proved developed oil and natural gas reserves as of September 30, 2002 for Westport, the Acquired Properties and pro forma for the Acquisition.

                                 WESTPORT         ACQUIRED PROPERTIES        PRO FORMA
                             -----------------    -------------------   -------------------
                               OIL       GAS        OIL        GAS        OIL        GAS
                             -------   -------    --------   --------   -------   ---------
                             (MBBLS)   (MMCF)     (MBBLS)     (MMCF)    (MBBLS)    (MMCF)
Total proved reserves:
  January 1, 2002..........  68,656    518,064     1,523     511,391    70,179    1,029,455
  Production...............  (5,899)   (59,873)      (49)    (20,172)   (5,948)     (80,045)
  Revisions of previous
     estimates.............  11,488     14,677       123     102,049    11,611      116,726
  Extensions, discoveries
     and other additions...     906     10,509        --          --       906       10,509
  Purchases of reserves in
     place.................  13,218     65,396        --          --    13,218       65,396
  Sales of reserves in
     place.................  (2,484)    (5,238)       --          --    (2,484)      (5,238)
                             ------    -------     -----     -------    ------    ---------
  September 30, 2002.......  85,885    543,535(1)  1,597     593,268    87,482    1,136,803
                             ======    =======     =====     =======    ======    =========
Proved developed
  reserves.................  64,860    417,350     1,143     275,964    66,003      693,314
                             ======    =======     =====     =======    ======    =========

---------------
(1) Includes 0.2 Mmbbls of natural gas liquids converted to Mmcf on a six to one conversion ratio.

STANDARDIZED MEASURE OF DISCOUNTED PRO FORMA FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVES (UNAUDITED)

     The following table presents the standardized measure of discounted future net cash flows as of September 30, 2002 for Westport, the Acquired Properties and pro forma for the Acquisition.

                                             WESTPORT     ACQUIRED PROPERTIES    PRO FORMA
                                            -----------   -------------------   -----------
                                                        (DOLLARS IN THOUSANDS)
Future cash flows.........................  $ 4,505,574       $1,929,525        $ 6,435,099
Future production costs...................   (1,311,061)        (609,640)        (1,920,701)
Future development costs..................     (232,996)        (268,928)          (501,924)
                                            -----------       ----------        -----------
Future net cash flows before tax..........  $ 2,961,517       $1,050,957        $ 4,012,474
Future income taxes.......................     (800,740)        (211,810)        (1,012,550)
                                            -----------       ----------        -----------
Future net cash flows after tax...........  $ 2,160,777       $  839,147        $ 2,999,924
Annual discount at 10%....................     (823,875)        (484,997)        (1,308,872)
                                            -----------       ----------        -----------
Standardized measure of discounted future
  net cash flows..........................  $ 1,336,902       $  354,150        $ 1,691,052
                                            ===========       ==========        ===========

 CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED PRO FORMA FUTURE NET CASH FLOWS
                                  (UNAUDITED)

     The following table presents changes in the standardized measure of discounted future net cash flows as of September 30, 2002 for Westport, the Acquired Properties and pro forma for the Acquisition.

                                                                  ACQUIRED
                                                     WESTPORT    PROPERTIES   PRO FORMA
                                                    ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
Balance, January 1, 2002..........................  $  747,029    $ 55,482    $  802,511
Oil and natural gas sales, net of production
  costs...........................................    (204,434)    (25,380)     (229,814)
Net changes in anticipated prices and production
  cost............................................     607,971     234,131       842,102
Extensions and discoveries, less related costs....      19,872          --        19,872
Changes in estimated future development costs.....     (29,101)        929       (28,172)
Previously estimated development costs incurred...      43,498      75,213       118,711
Net change in income taxes........................    (331,885)    (41,929)     (373,814)
Purchase of minerals in place.....................     281,806          --       281,806
Sales of minerals in place........................     (13,813)         --       (13,813)
Accretion of discount.............................      92,434      10,162       102,596
Revision of quantity estimates....................     156,768     126,166       282,934
Changes in production rates and other.............     (33,243)    (80,624)     (113,867)
                                                    ----------    --------    ----------
Balance, September 30, 2002.......................  $1,336,902    $354,150    $1,691,052
                                                    ==========    ========    ==========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following information should be read in conjunction with the historical consolidated financial statements and related notes of Westport, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere or incorporated by reference in this prospectus supplement. The following information does not reflect any financial information with respect to the Acquired Properties.

                                                                                                    NINE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                             ---------------------------------------------------   -------------------
                                               1997       1998      1999       2000       2001       2001       2002
                                             --------   --------   -------   --------   --------   --------   --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenues:
  Oil and natural gas sales................  $ 63,823   $ 52,057   $83,393   $244,669   $317,278   $234,405   $295,442
  Hedge settlements........................        47        298    (7,905)   (24,627)     2,091     (1,824)     1,509
Commodity price risk management activities:
  Non-hedge cash settlements...............        --         --        --         --     15,300       (558)       822
  Non-hedge non-cash change in fair value
    of derivatives.........................        --         --        --       (739)    14,323     24,486     (8,885)
Gain (loss) on sale of operating assets,
  net......................................       (13)        --     3,637      3,130       (132)        --     (1,731)
                                             --------   --------   -------   --------   --------   --------   --------
      Net revenues.........................    63,857     52,355    79,125    222,433    348,860    256,509    287,157
                                             --------   --------   -------   --------   --------   --------   --------
Operating expenses:
  Lease operating expense..................    19,583     21,554    22,916     34,397     55,315     34,770     67,381
  Production taxes.........................     5,923      3,888     5,742     10,631     13,407      8,942     16,845
  Transportation costs.....................       781        850     1,725      3,034      5,157      3,921      6,782
  Exploration..............................     7,424     14,664     7,314     12,790     31,313     24,333     21,638
  Depletion, depreciation and
    amortization...........................    23,659     36,264    25,210     64,856    124,059     72,251    147,066
  Impairment of proved properties..........     5,765      8,794     3,072      2,911      9,423         --         --
  Impairment of unproved properties........       380      1,898     2,273      5,124      6,974      3,114      9,078
  Stock compensation expense...............        --         --        --      5,539(1)      719    (1,060)     1,954
  General and administrative...............     5,316      5,913     5,297      7,542     17,678     10,832     17,079
                                             --------   --------   -------   --------   --------   --------   --------
      Total operating expenses.............    68,831     93,825    73,549    146,824    264,045    157,103    287,823
                                             --------   --------   -------   --------   --------   --------   --------
      Operating income (loss)..............    (4,974)   (41,470)    5,576     75,609     84,815     99,406       (666)
Other income (expense):
  Interest expense.........................    (5,635)    (8,323)   (9,207)    (9,731)   (13,196)    (4,483)   (23,891)
  Interest income..........................       309        403       489      1,230      1,668      1,522        373
  Change in interest rate swap fair
    value..................................        --         --        --         --      4,960      1,877        226
  Other....................................       (54)        29        16        152        211         20        497
                                             --------   --------   -------   --------   --------   --------   --------
Income (loss) before income taxes..........   (10,354)   (49,361)   (3,126)    67,260     78,458     98,342    (23,461)
Benefit (provision) for income taxes.......       973         --        --    (23,724)   (28,637)   (35,895)     8,563
                                             --------   --------   -------   --------   --------   --------   --------
Net income (loss)..........................    (9,381)   (49,361)   (3,126)    43,536     49,821     62,447    (14,898)
Preferred stock dividends..................        --         --        --         --      1,587        397      3,572
                                             --------   --------   -------   --------   --------   --------   --------
Net income (loss) available to common
  stock....................................  $ (9,381)  $(49,361)  $(3,126)  $ 43,536   $ 48,234   $ 62,050   $(18,470)
                                             ========   ========   =======   ========   ========   ========   ========
Earnings per share:
  Basic....................................  $  (1.01)  $  (4.49)  $ (0.21)  $   1.54   $   1.11   $   1.53   $  (0.35)
  Diluted..................................     (1.01)     (4.49)    (0.21)      1.52       1.09       1.50      (0.35)
Weighted average common shares outstanding
  (000s):
  Basic....................................     9,326     11,004    14,727     28,296     43,408     40,496     52,118
  Diluted..................................     9,326     11,004    14,727     28,645     44,168     41,329     52,118
OTHER FINANCIAL DATA:
EBITDAX(2).................................  $ 32,522   $ 20,582   $40,313   $162,437   $244,991   $175,100   $190,556
Capital expenditures (net).................   153,791    113,008    14,005    146,086    194,244    139,007    273,446

                                                         AS OF DECEMBER 31,                       AS OF SEPTEMBER 30,
                                       ------------------------------------------------------   -----------------------
                                         1997       1998       1999       2000        2001         2001         2002
                                       --------   --------   --------   --------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............  $ 10,878   $ 10,148   $ 19,475   $ 20,154   $   27,584   $   37,030   $   35,273
Working capital (deficit)............     4,296    (30,993)    12,837     20,487       13,365       (5,148)     (10,112)
Total assets.........................   245,394    302,302    271,477    551,831    1,604,216    1,623,854    1,701,125
Total debt...........................    93,462    153,128    106,795        162      429,224      404,205      556,331
Total stockholders' equity...........   131,098    126,737    140,011    458,056      920,296      929,810      890,402

---------------

(1) Includes compensation expenses of $3.4 million recorded as a result of a one-time repurchase of employee stock options in March 2000 in connection with the merger between Westport Oil and Gas Company, Inc. and Equitable Production (Gulf) Company.

(2) EBITDAX (as used herein) is defined as net income (loss) before interest expense, income taxes, depletion, depreciation and amortization, impairment of unproved properties, impairment of proved properties, exploration expense, non-cash stock compensation expense, non-cash derivative gain
    (loss), gain (loss) on sale of operating assets and change in fair value of interest rate swap. While EBITDAX should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as an indicator of a company's financial performance, we believe that it provides additional information with respect to our ability to meet our future debt service, capital expenditure commitments and working capital requirements. When evaluating EBITDAX, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDAX, (ii) whether EBITDAX has remained at positive levels historically and (iii) how EBITDAX compares to levels of interest expense. Because EBITDAX excludes some, but not all, items that affect net income and is defined differently among companies in our industry, the measure of EBITDAX presented above may not be comparable to similarly titled measures of other companies.

                                    BUSINESS

OVERVIEW

     We are an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the United States. Our reserves and operations are concentrated in the following divisions:
Uinta, which includes the Acquired Properties in the Uinta Basin; Northern, which primarily includes properties in North Dakota and Wyoming; Southern, which primarily includes properties in Oklahoma, Texas and Louisiana; and Gulf of Mexico, which includes our offshore properties. We focus on maintaining a balanced portfolio of lower-risk, long-life onshore reserves and higher-margin offshore reserves to provide a diversified cash flow foundation for our exploitation, acquisition and exploration activities.

     On November 6, 2002, we entered into the Asset Purchase Agreement with El Paso to acquire its producing properties, undeveloped leaseholds, gathering and compression facilities and other related assets in the Greater Natural Buttes area of Uintah County, Utah for approximately $502 million.

     Over the last several years acquisitions and subsequent exploitation activities focused in core project areas have fueled growth in our reserves, production and cash flow. From year-end 1997 to September 30, 2002, we increased proved reserves from 197 Bcfe to 1,662 Bcfe, a compounded annual growth rate of approximately 53%. Over the same period we increased average daily production from 66 Mmcfe/d to 417 Mmcfe/d, a compounded annual growth rate of approximately 45%. This growth has been complemented by consistent reductions in our per unit cost structure over the same period from $1.32 per Mcfe to $1.05 per Mcfe of our net production for lease operating expenses, transportation costs, production taxes and general and administrative costs. For the 12 months ended September 30, 2002, we generated net revenues and EBITDAX of $437 million and $296 million, respectively.

     We believe that our sizable exploration inventory and our exploitation and acquisition expertise, together with our operating experience and efficient cost structure, provide us with the ability to generate substantial current cash flow and position us for future growth. We operate approximately 79% of the net present value of our reserves, allowing us to better manage expenses, capital allocation and the decision-making processes related to all aspects of exploitation and exploration activities. We have a capital budget of approximately $170 million for 2002, which does not include acquisitions. Nearly 65% of the 2002 budget is allocated to exploitation, which includes lower-risk drilling and continued expansion of our secondary recovery projects. We expect that our total 2003 capital budget, excluding acquisitions, will be $230 million, 75% of which has been allocated to exploitation. We have approximately 2,300 identified exploitation opportunities and anticipate drilling 300 to 350 of these locations during 2003.

     As of September 30, 2002, our estimated proved reserves of 1,662 Bcfe had a pre-tax net present value, discounted at 10%, of approximately $2.3 billion based on period-end NYMEX prices of $30.45 per barrel of oil and $4.14 per Mmbtu of natural gas. Approximately 66% of our reserves was classified as proved developed as of September 30, 2002.

PROPERTIES

     The following table sets forth a summary of third quarter 2002 production and undeveloped acreage, reserves and net present value of our estimated proved reserves as of September 30, 2002, by division:

                         THIRD QUARTER
                             ENDED                                        AS OF SEPTEMBER 30, 2002
                         SEPTEMBER 30,     --------------------------------------------------------------------------------------
                             2002
                       -----------------                             PROVED RESERVE QUANTITIES                NET PRESENT VALUE
                                                         -------------------------------------------------       OF ESTIMATED
                                                                                                              PROVED RESERVES(2)
                       AVERAGE NET DAILY       NET                                                           --------------------
                          PRODUCTION       UNDEVELOPED                             NATURAL GAS
                       -----------------      ACRES      CRUDE OIL   NATURAL GAS     LIQUIDS       TOTAL       AMOUNT
DIVISION               MMCFE/D   PERCENT     (000S)       (MMBBL)     (BCF)(1)       (MMBBL)     (BCFE)(1)   (MILLIONS)   PERCENT
--------               -------   -------   -----------   ---------   -----------   -----------   ---------   ----------   -------
Uinta................    77.3     18.5%        35.0         1.6          593.3          --          602.9     $  442.2     19.3%
Northern.............   111.2     26.7%       492.8        37.1          146.8          --          369.3        497.3     21.7%
Southern(3)..........   120.5     28.9%        45.5        40.7          272.1          --          516.3        877.7     38.4%
Gulf of Mexico.......   108.0     25.9%       182.1         8.1          123.4         0.2          173.2        471.1     20.6%
                        -----    ------       -----        ----        -------         ---        -------     --------    ------
  Total..............   417.0    100.0%       755.4        87.5        1,135.6         0.2        1,661.7     $2,288.3    100.0%
                        =====    ======       =====        ====        =======         ===        =======     ========    ======

---------------

(1) Mmbbls converted to Bcfe on a six to one conversion ratio.

(2) Excludes value attributable to the gathering and compression assets from the Acquired Properties, which had EBITDAX of $5.7 million for the nine-month period ended September 30, 2002.

(3) As of September 30, 2002, the properties acquired in our Southeast Texas Acquisition, which are not included in the third quarter production for the Southern Division above, were producing approximately 28 Mmcfe/d.

  UINTA DIVISION

     On November 6, 2002, we entered into the Asset Purchase Agreement with El Paso to acquire its producing properties, undeveloped leasehold, gathering and compression facilities and other related assets in the Greater Natural Buttes area of Uintah County, Utah for approximately $502 million. This division represented 19% of our net present value of estimated proved reserves as of September 30, 2002, and contributed 19% of our pro forma third quarter 2002 production. We have interests in 1,110 gross (approximately 872 net) producing wells.

     This acquisition establishes a new core area and has the following attributes:

     - increases our proved reserves by approximately 57%, or 603 Bcfe, replacing approximately 465% of our estimated 2002 production and giving us nearly 1 Tcfe of proved reserves in the Rocky Mountains;

     - raises current production in excess of 20%, to approximately 417 Mmcfe/d, placing us among the top 20 largest domestic independent exploration and production companies based on third quarter 2002 daily production;

     - adds long-life, operated gas properties with a reserves to production ratio of 21 years, extending our overall reserve life index from approximately seven years to approximately 11 years and increasing the gas portion of our proved reserves and production to 68%;

     - contains upside potential with over 600 proved undeveloped locations and approximately 900 additional drilling opportunities;

     - provides exploration opportunities on over 240,000 net acres of leasehold, including targets outside the producing areas and deeper formations within the producing areas; and

     - allows us to control the gathering and marketing of our natural gas from the Acquired Properties and affords us access to interstate pipelines flowing east, such as Colorado Interstate Gas, and west, such as Kern River.

     Since entering into the Asset Purchase Agreement, we have secured firm transportation averaging at least 107 Mmbtu/d for 2003 and increasing annually over the next three years thereafter, hedged 98% of expected 2003 Acquisition-related production at floor and ceiling prices averaging $3.81 to $3.99 per Mmbtu, respectively and 63% of estimated 2004 Acquisition-related production at floor and ceiling prices of $3.76 to $3.87 per Mmbtu, respectively. Additionally, we have hedged basis differentials for approximately 65% of anticipated 2003 Acquisition-related production and 50% of anticipated 2004 Acquisition-related production.

     In the Greater Natural Buttes area, we will operate 740 net wells, or approximately 92% of our proved reserve value in the area. Through our high working interest and level of operations we can control the majority of drilling, completion and production of wells.

     The Greater Natural Buttes field is a legacy asset. Natural gas was first discovered in the field in 1955. Since that time, more than 900 Bcf of natural gas has been produced. Since 1991, development accelerated with more than 1,000 wells drilled in the field, approximately 98% of which were successful. The properties are characterized by established production profiles and long reserve lives. Producing horizons range from 5,000 to 14,000 feet, with production coming primarily from the Wasatch and Upper Mesa Verde formations.

     The field has undergone a series of downspacings from the original spacing of 320 acres per well to current spacing of 40 acres per well. In adjacent units, operators are currently downspacing to 20 acres per well, which could yield as many as 1,400 locations on our acreage in addition to our 1,500 identified exploitation locations. Operators of adjacent units have also drilled successful gas wells to the Lower Mesa Verde and Mancos formations underlying the primary field production, which could be prospective on our acreage. In addition to 205,000 net developed acres, we will also hold 35,000 net undeveloped acres surrounding the Greater Natural Buttes area which we believe are prospective for future development.

     We expect to drill 80 to 90 wells in 2003 and plan to expand the program to 120 to 150 wells per year for the next three to four years thereafter.

  NORTHERN DIVISION

     The Northern Division conducts operations in the Rocky Mountain region which includes the Williston, Powder River, Big Horn and Green River Basins. The Division represented 22% of our net present value of estimated proved reserves as of September 30, 2002, and contributed 27% of our third quarter 2002 net production. We have interests in 560,262 developed and 1,142,519 undeveloped gross acres in the region and in 2,102 gross (approximately 872 net) producing wells.

     Our strategy in the Northern Division is to exploit lower-risk infill, horizontal and secondary/tertiary recovery opportunities on existing properties, pursue gas-weighted exploration opportunities and make tactical acquisitions to enhance current operations.

     On March 1, 2002, we completed the purchase of producing oil and gas properties located in the Williston Basin in North Dakota and Montana for approximately $39 million. We estimate the total proved reserves for these properties as of the acquisition date to be approximately 54 Bcfe, of which approximately 90% is oil. We operate over 70% of these properties, which have an average lifting cost of $5.82 per bbl. Our net production from these properties for the third quarter 2002 was approximately 1,650 bbl/d.

     Williston Basin. Our activity in the Williston Basin continues to focus on horizontal field extensions, field deepenings to new horizons and growth of our secondary recovery projects. We continued our development program by re-entering existing wells for horizontal extensions in five fields. We are currently completing three horizontal wells and two deepenings. Our most active project continues to be the Wiley field.

     - Wiley Field. We operate this waterflood with a 54% working interest. In 2000, we initiated a horizontal drilling program and through September 30, 2002 have drilled 37 wells, all of which were successful. In addition to the horizontal drilling, we increased water injection capacity to expand our waterflood program. As a result of this activity, gross daily production has increased from approximately 600 bbl/d in April 2000 to over 3,300 bbl/d at the end of the third quarter 2002. Over the next 12 months, we plan to drill 10 to 15 additional wells in this area while continuing to increase water injection capacity.

     Greater Green River Basin. In the Greater Green River Basin we own over 400,000 gross undeveloped acres. Over the next 12 to 24 months we expect to drill seven to 10 exploration wells. One of the primary operating areas within the basin is the Moxa Arch Complex. This area represents a multi-year program where we have identified more than 100 potential drilling locations on our acreage. Wells target the Frontier and Dakota formations at depths that range from 10,000 to 12,500 feet. Production from Moxa Arch wells, particularly from the Frontier formation, tends to be long-lived, with 25 to 30 year reserve life potential.

     Powder River Basin. In the Powder River Basin, we currently own approximately 54,000 gross undeveloped acres, which we believe are prospective for coalbed methane drilling. From the beginning of 2000 through September 30, 2002, we participated in the drilling of 265 wells, 262 of which were successful. We operate 137 of these wells. In 2003, we expect to participate in another 130 to 160 wells.

     Big Horn Basin. The Gooseberry field is our most significant property in the Big Horn Basin. We own a 100% working interest (nearly 90% net revenue interest) in this field, which consists of two waterflood units. Since acquiring the field in February 1995, we have more than doubled the production from approximately 535 bbl/d to over 1,150 bbl/d in September 2002. This has been accomplished through the acquisition of proprietary 3-D seismic data, drilling of delineation wells, installation of the two waterfloods and the addition of shallower producing zones. In 2002, we placed a larger pipeline in service to accommodate the increasing production from the unit. During the next 12 months, we plan to drill two to three additional wells and to expand water injection capacity. We currently own over 200,000 gross undeveloped acres in the Big Horn Basin.

  SOUTHERN DIVISION

     The Southern Division conducts operations in the Permian Basin, onshore Gulf Coast and Mid-Continent regions. This division represented 38% of the net present value of our estimated proved reserves as of September 30, 2002, and contributed 29% of our third quarter 2002 net production. We have interests in 542,093 developed and 95,738 undeveloped gross acres and in 3,530 gross (approximately 1,475 net) producing wells.

     Permian Basin. The Southern Division's principal Permian Basin properties are the Andrews Unit, Howard Glasscock Field and the Shafter Lake San Andres Unit.

     - Andrews Unit. The Andrews Unit produces from the Wolfcamp/Penn formation at approximately 8,600 feet. We have a 98.6% working interest in this 3,230-acre unit. Water injection began in late 1996 with the first response occurring in late 1998. During 2000 and 2001, we expanded the waterflood program by drilling additional wells, converting wells to injectors and performing workovers on existing wells. As a result, production continues to increase from an 855 bbl/d average in 2000 to 1,115 bbl/d as of September 30, 2002. We drilled two wells and converted two wells to injectors in the nine months ended September 30, 2002, and expect to drill two wells in the fourth quarter 2002. We believe that production from this waterflood unit can be further enhanced with the use of CO(2) flooding or other tertiary recovery methods.

     - Howard Glasscock Field. We continue to exploit our 100% working interest in the Howard Glasscock Field. Based on the results from adjacent successful waterfloods, we believe that additional potential exists through the installation of new and expansion of existing waterfloods on our leases. In May 2001, we initiated a drilling program for 27 injection and development wells to expand waterfloods on two of our leases. Water injection commenced in first quarter 2002. Production has increased from approximately 1,090 bbl/d at December 31, 2000 to approximately

       1,530 bbl/d as of September 30, 2002. Additionally, we have identified a number of opportunities for recompletion and well deepenings.

     - Shafter Lake San Andres Unit. The Shafter Lake San Andres Unit is a 12,880-acre unit that produces from the Grayburg and San Andres formations at a depth of approximately 4,500 feet. We have an 81.4% working interest in this secondary recovery unit. During the nine months ended September 30, 2002, we drilled eight wells on 10-acre spacing and plan to drill 10 to 15 additional 10-acre wells in 2003. The unit was producing 700 bbl/d as of September 30, 2002. Operators of nearby San Andres fields have successfully drilled to 10-acre spacing before CO(2) injection. We believe the potential exists for CO(2) flooding as the field matures.

     Onshore Gulf Coast. The Southern Division's Gulf Coast operations are primarily focused in the Yegua trend of southeast Texas, in the Austin Chalk/Georgetown trend of east-central Texas and in Northern Louisiana where we are active in two fields, the Elm Grove Field and the North Louisiana Field Complex.

     - Southeast Texas Properties. We acquired these oil and gas properties on September 30, 2002. The total estimated proved reserves are approximately 76 Bcfe, of which 82% is natural gas. We operate essentially all of these properties. We also acquired approximately 10,000 net undeveloped acres and an interest in 120 square miles of 3-D seismic data. We are currently shooting an additional 180 square miles of 3-D seismic data. The properties are primarily located in Liberty, Hardin and Jasper counties in the Gulf Coast region of southeast Texas. As of September 30, 2002, these properties produced approximately 28 Mmcfe/d net to the acquired interests. Since closing the transaction, we completed an exploration well which flow tested 4 Mmcf/d and 500 bbl/d, and drilled a development well which was recently completed. Both wells are expected to be connected to the sales pipeline by mid-December 2002. Currently, we have one rig drilling in the area and expect to drill 15 exploration prospects over the next 12 to 24 months.

     - Austin Chalk/Georgetown Trend. The trend is a fractured carbonate formation that has been highly conducive to the application of horizontal drilling technology. The Austin Chalk formation is encountered in this field at depths ranging between 7,000 and 17,000 feet. The Georgetown formation, approximately 300 to 500 feet below the base of the Austin Chalk, has been a secondary objective in the field. We control approximately 50,000 gross (13,000 net) undeveloped acres and 114,000 gross (43,000 net) developed acres in this area. In 2001, we participated in the drilling of five Georgetown wells and one Austin Chalk well, all of which were successful. In the first nine months of 2002, we drilled three wells, all of which were successful. In the fourth quarter 2002 we plan to re-enter one well to drill the Georgetown horizontal section.

     - Elm Grove Field. This field was drilled to extend the Cotton Valley production downdip from the mature Caspiana field. In addition to the Cotton Valley, shallower secondary objectives include the Hosston and Rodessa intervals. We own an approximate 37% working interest in the field. In 2001, a total of 42 wells were drilled, all of which were successful. Gross production in the field has increased from 34 Mmcfe/d in January 2001, to 61 Mmcfe/d in September 2002. In the nine months ended September 30, 2002, we drilled 23 wells, all of which were successful, and plan to drill an additional six to eight wells in the fourth quarter 2002. In 2003, we plan to drill 20 to 25 additional wells in this field.

     - North Louisiana Field Complex. We acquired this interest in late 1998 and have identified over 100 development locations in its four fields -- Ada, Sibley, West Bryceland and Sailes. The 2,000 foot thick Hosston interval contains over 20 separate producing zones. In 2001, we drilled 34 wells, all of which were successful. In the nine months ended September 30, 2002, we drilled 14 wells, 13 of which were successful. We anticipate drilling between 15 and 25 wells in this region in each of the next two years.

     Mid-Continent. The Southern Division's Mid-Continent operations are currently focused in Oklahoma and Kansas. Oil production is concentrated in our operated waterfloods in Oklahoma, while natural gas production is primarily in third party operated wells in Oklahoma and in our operated wells in Kansas. The most significant waterflood unit in Oklahoma is the Calumet Cottage Grove Unit. We operate this secondary recovery unit consisting of 11,400 acres in central Oklahoma. Production is from the Pennsylvanian Cottage Grove formation at 8,100 feet. We have a 44.1% working interest in this unit. In 2001, a total of seven wells were drilled, all of which were successful. We drilled four additional successful wells in the nine months ended September 30, 2002, and plan to drill one well in the fourth quarter 2002. The Calumet Unit was producing 1,350 bbl/d as of September 30, 2002.

  GULF OF MEXICO DIVISION

     The Gulf of Mexico Division represented 21% of the net present value of our estimated proved reserves as of September 30, 2002, and contributed 26% of our third quarter 2002 net production. As of September 30, 2002, we have interests in 329,989 developed and 299,260 undeveloped gross acres in the Gulf of Mexico and in 200 gross (approximately 51 net) producing wells.

     In addition to a production base with numerous exploitation opportunities within our developed acreage, the Gulf of Mexico provides us with moderate-risk exploration targets. We drilled 16 exploration wells in the Gulf of Mexico in 2001, 11 of which were successful, and eight exploration wells in the first nine months of 2002, three of which were successful. We expect to drill five additional exploration tests in the fourth quarter 2002. We have under license 3-D seismic data covering over 18,000 square miles (approximately 2,300 blocks) and 2-D seismic data covering 150,000 linear miles within the Gulf of Mexico.

     West Cameron Blocks 180/198. The West Cameron Blocks 180/198 complex consists of all or a portion of seven offshore blocks, including 30,000 gross developed and 5,000 gross undeveloped acres. The complex is located 30 miles offshore in 52 feet of water. It has produced approximately 1.7 Tcf of natural gas and 10 Mmbbl of oil from over 20 separate producing zones since its discovery. Since acquiring this field in October 1997, we have increased gross production from approximately 26 Mmcfe/d to a peak rate of 63 Mmcfe/d in mid-2001. At September 30, 2002, the field was producing 50 Mmcfe/d (37 Mmcfe/d net).

     A successful development well was drilled in late 2002, and we initiated drilling of an offset well, which will be completed by the end of the year. Several recompletions were also done in 2002. We believe that this complex holds additional drilling opportunities.

     High Island Block 197. This field is located approximately 28 miles offshore in 50 feet of water and was discovered in the third quarter of 2001. We have a 25% non-operated working interest in the field. A second well was drilled in 2001. In the first quarter of 2002, we farmed into an adjoining block, where an exploration well was drilled. The field came on production in May 2002, at a gross rate of 44 Mmcfe/d from one well. Two other development wells were drilled in 2002, and by September 2002, four wells were producing 120 Mmcfe/d (21.5 Mmcfe/d net).

     High Island Block 84. This field is located approximately 23 miles offshore in 50 feet of water and was discovered in the third quarter of 2001, with three development wells being drilled in 2002. We operate the field. Production commenced in June 2002 from two wells at a gross rate of 32 Mmcfe/d (13.5 Mmcfe/d net). The two remaining wells are expected to commence production in 2003.

     Vermilion Block 408. This field is located approximately 110 miles offshore in 400 feet of water and was discovered in 1999. We have a 25% non-operated working interest in the field. Facilities were installed in late 2001 and production commenced in the first quarter of 2002. At September 30, 2002, the wells were producing 42 Mmcfe/d (8.5 Mmcfe/d net).

     West Cameron Blocks 613/614. We discovered this field in 1997. It is located approximately 120 miles offshore in 290 feet of water. We drilled a second successful exploration well on an adjoining block in the third quarter of 2000. We operate the field with a working interest of 50% and installed facilities and commenced production in December 2000. At September 30, 2002, the wells were producing 20 Mmcfe/d (7 Mmcfe/d net).

     East Cameron Block 369. We discovered this field in the first quarter of 2001 and commenced production from it in December 2001. It is located approximately 132 miles offshore in 350 feet of water. We operate the two-well field with a 60% working interest. At September 30, 2002, the wells were producing approximately 14 Mmcfe/d (6.5 Mmcfe/d net).

  RECENT DISCOVERIES

     - South Timbalier 316. We discovered this field located approximately 66 miles offshore in 400 feet of water in the fourth quarter of 2001. We operate the field with a 40% working interest. Three wells have been drilled. We expect to install a platform and commence production in the second half of 2003. Facility capacity on the platform will be 150 Mmcfe/d (47 Mmcfe/d net)

     - Galveston 352. A successful exploratory well was drilled in the spring of 2002 and put on production in August. We operate the well with a 67% working interest. It is currently producing from a small zone below the main reservoir at a gross rate of 4 Mmcfe/d (2.1 Mmcfe/d net).

     - Green Canyon 640. We have a 3.5% overriding royalty interest in a discovery drilled by ChevronTexaco named Tahiti. Delineation drilling and evaluation is ongoing.

PROVED RESERVES

     The following table sets forth estimated proved reserves for the dates indicated:

                                            WESTPORT                            ACQUIRED PROPERTIES              PRO FORMA
                             ---------------------------------------    ------------------------------------   -------------
                               AS OF DECEMBER 31,          AS OF         AS OF DECEMBER 31,        AS OF           AS OF
                             -----------------------   SEPTEMBER 30,    --------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                 2000         2001         2002           2000        2001         2002            2002
                             ------------   --------   -------------    ---------   --------   -------------   -------------
OIL (MBBLS):
  Developed................        28,673     51,068         64,860         1,284      1,131         1,143          66,003
  Undeveloped..............         6,127     17,588         21,025           463        392           454          21,479
                             ------------   --------   ------------     ---------   --------    ----------      ----------
    Total..................        34,800     68,656         85,885         1,747      1,523         1,597          87,482
                             ============   ========   ============     =========   ========    ==========      ==========
NATURAL GAS (MMCF):
  Developed................       183,872    401,106        417,056       325,555    280,112       275,964         693,020
  Undeveloped..............        58,839    115,050        125,177       322,079    231,279       317,304         442,481
                             ------------   --------   ------------     ---------   --------    ----------      ----------
    Total..................       242,711    516,156        542,233       647,634    511,391       593,268       1,135,501
                             ============   ========   ============     =========   ========    ==========      ==========
NATURAL GAS LIQUIDS
  (MBBLS):
  Developed................           247        119             49             0          0             0              49
  Undeveloped..............           212        199            168             0          0             0             168
                             ------------   --------   ------------     ---------   --------    ----------      ----------
    Total..................           459        318            217             0          0             0             217
                             ============   ========   ============     =========   ========    ==========      ==========
TOTAL (MMCFE)(1)...........       454,265    930,000      1,058,845       658,116    520,529       602,850       1,661,695
                             ============   ========   ============     =========   ========    ==========      ==========
PRESENT VALUE (DOLLARS IN
  THOUSANDS):
  Developed................  $  1,234,605   $737,625   $  1,395,060     $ 446,876   $ 72,515    $  256,482      $1,651,542
  Undeveloped..............       336,287    186,718        451,041       507,166     29,098       185,727         636,768
                             ------------   --------   ------------     ---------   --------    ----------      ----------
    Total..................  $  1,570,892   $924,343   $  1,846,101(2)  $ 954,042   $101,613    $  442,209      $2,288,310
                             ============   ========   ============     =========   ========    ==========      ==========
STANDARDIZED MEASURE
  (DOLLARS IN
  THOUSANDS)(3)............  $  1,098,399   $747,029   $  1,336,902     $ 669,422   $ 55,482    $  354,150      $1,691,052
                             ============   ========   ============     =========   ========    ==========      ==========

---------------

(1) Mbbls converted to Mmcfe on a six to one conversion ratio.

(2) The difference in net present value from December 31, 2001 to September 30, 2002 resulted almost entirely from (i) the addition of 145 Bcfe of proved reserves acquired primarily in connection with the Williston Basin acquisition and Southeast Texas Acquisition and (ii) the increase in commodity prices used to determine net present value (from $19.78 to $30.45 per bbl of oil and $2.72 to $4.14 per mcf of natural gas).

(3) The standardized measure is the value of the future after-tax net revenues discounted at 10%. The difference between the net present value and the standardized measure is the effect of income taxes discounted at 10%.

     Estimated quantities of our oil and natural gas reserves and the present value of such reserves as of September 30, 2002, are based upon reserve reports prepared by our engineering staff. At December 31, 2001, Ryder Scott Company, L.P. audited 87% of the total net present value of estimates of total proved reserves and the remaining 13% of net present value of the reserves was unaudited. Estimates of total proved reserves at December 31, 2000, were prepared by Ryder Scott and Netherland, Sewell and Associates, Inc. and our engineering staff. The Ryder Scott and Netherland Sewell reports covered approximately 85% of the total net present value of the reserves and the internally generated report covered the remaining 15% of the net present value. Estimated quantities of oil and natural gas reserves of the Acquired Properties and the net present value of these reserves as of December 30, 2000, December 31, 2001 and September 30, 2002, are based upon a reserve report prepared by our engineering staff, with the September 30, 2002 reserve report having been audited by the independent engineering firm of Ryder Scott Company, L.P.

     Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of exploitation expenditures. The data in the above tables represent estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and estimates of other engineers might differ materially from those shown above. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may justify revisions. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered.

     Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The present value shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is mandated by generally accepted accounting principles, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate. For properties that we operate, expenses exclude our share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including, among other things, general and administrative costs and interest expense.

PRODUCTION AND PRICE HISTORY

     The following table sets forth information regarding net production of oil, natural gas and natural gas liquids, and certain price and cost information for each of the periods indicated.

                                             WESTPORT                           ACQUIRED PROPERTIES
                               -------------------------------------   -------------------------------------
                                  YEAR ENDED       NINE MONTHS ENDED      YEAR ENDED
                                 DECEMBER 31,        SEPTEMBER 30,       DECEMBER 31,      NINE MONTHS ENDED
                               -----------------   -----------------   -----------------     SEPTEMBER 30,
                                2000      2001      2001      2002      2000      2001           2002
                               -------   -------   -------   -------   -------   -------   -----------------
PRODUCTION DATA:
Oil (Mbbls)..................    3,584     4,929     3,075     5,899        70        84             49
Natural gas (Mmcf)...........   34,072    58,430    37,087    59,513    27,674    25,881         20,172
NGL (Mbbls)..................       41        22        15        60        --        --             --
Total Mmcfe..................   55,822    88,136    55,627    95,267    28,094    26,385         20,466
AVERAGE SALES PRICES(1):
Oil (per bbl)................  $ 27.98   $ 21.69   $ 24.12   $ 22.92   $ 15.22   $ 23.65        $ 25.22
Natural gas (per Mcf)........     4.21      3.59      4.31      2.68      3.35      3.84           2.14
NGL (per bbl)................    21.02     18.97     21.55     12.89        --        --             --
Total per Mcfe...............     4.38      3.60      4.21      3.10      3.37      3.84           2.17
AVERAGE COSTS (PER MCFE):
Lease operating expenses.....  $  0.62   $  0.63   $  0.63   $  0.71   $  0.40   $  0.41        $  0.64
General and administrative...     0.14      0.20      0.19      0.18        --        --             --
Depletion, depreciation and
  amortization...............     1.16      1.41      1.30      1.54        --        --             --

---------------

(1) Does not include the effects of hedging transactions.

PRODUCING WELLS

     The following table sets forth pro forma information at September 30, 2002, relating to the producing wells in which we owned a working interest as of that date. We also held royalty interests in 1,880 producing wells as of that date. Wells are classified as oil or natural gas wells according to their predominant production stream.

                                                             GROSS        NET      AVERAGE
                                                           PRODUCING   PRODUCING   WORKING
                                                             WELLS       WELLS     INTEREST
                                                           ---------   ---------   --------
Crude oil and liquids....................................    3,213       1,508       46.9%
Natural gas..............................................    3,729       1,675       44.9%
                                                             -----       -----
  Total..................................................    6,942       3,183
                                                             =====       =====

ACREAGE

     The following table sets forth pro forma information at September 30, 2002, relating to acreage held by us. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage held under lease, permit, contract or option that is not in a spacing unit for a producing well, including leasehold interests identified for exploitation or exploratory drilling. "Gross" acres refers to the total number of acres in which we own a working interest. "Net" acres refers to gross acres multiplied by our fractional working interest.

                                                                GROSS         NET
                                                               ACREAGE      ACREAGE
                                                              ---------     -------
DEVELOPED:
  Uinta.....................................................     (1)        205,000
  Northern..................................................    560,262     239,607
  Southern..................................................    542,093     243,585
  Gulf of Mexico............................................    329,989      88,701
                                                              ---------     -------
     Total Developed........................................     (1)        776,893
                                                              =========     =======
UNDEVELOPED:
  Uinta.....................................................     (1)         35,000
  Northern..................................................  1,142,519     492,771
  Southern..................................................     95,738      45,468
  Gulf of Mexico............................................    299,260     182,099
                                                              ---------     -------
     Total Undeveloped......................................     (1)        755,338
                                                              =========     =======

---------------

(1) Data not available.

DRILLING RESULTS

     The following table sets forth information with respect to wells drilled during the periods indicated. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, whether or not they produce a reasonable rate of return.

                                      WESTPORT                  ACQUIRED PROPERTIES          PRO FORMA
                            -----------------------------   ----------------------------   -------------
                             YEAR ENDED      NINE MONTHS     YEAR ENDED     NINE MONTHS     NINE MONTHS
                            DECEMBER 31,        ENDED       DECEMBER 31,       ENDED           ENDED
                            -------------   SEPTEMBER 30,   ------------   SEPTEMBER 30,   SEPTEMBER 30,
                            2000    2001        2002        2000    2001       2002            2002
                            -----   -----   -------------   -----   ----   -------------   -------------
DEVELOPMENT WELLS DRILLED:
Productive
  Gross...................  169.0   242.0       155.0       103.0   92.0       80.0            235.0
  Net.....................   40.0    86.0        77.1        80.9   72.2       64.3            141.4
Dry
  Gross...................    8.0     9.0         3.0           0    3.0          0              3.0
  Net.....................    1.7     3.4         2.1           0    3.0          0              2.1
EXPLORATION WELLS DRILLED:
Productive
  Gross...................   12.0    18.0         6.0           0      0          0              6.0
  Net.....................    5.8     5.9         1.9           0      0          0              1.9
Dry
  Gross...................    8.0     6.0         7.0           0      0          0              7.0
  Net.....................    3.4     3.3         2.9           0      0          0              2.9

LIQUIDITY AND CAPITAL RESOURCES

     Our principal uses of capital have been for the exploitation, acquisition and exploration of oil and natural gas properties.

     Net cash provided by operating activities was $159.8 million for the nine months ended September 30, 2002 compared to $175.7 million for the nine months ended September 30, 2001. Operating cash flow in the nine month period decreased compared to the prior period due to decreased oil and natural gas prices, and higher operating and other expenses.

     Net cash used in investing activities was $263.0 million for the nine months ended September 30, 2002 compared to $138.4 million for the nine months ended September 30, 2001. Of this total for the nine months ended September 30, 2002, $104.9 million was used for exploitation and exploration activities and $168.5 million was used for acquisitions, offset by proceeds from sales of properties of $10.5 million. Investing activities for the nine months ended September 30, 2001 included $132.7 million for exploitation and exploration activities and $6.3 million for acquisitions, offset by proceeds from sales of properties of $0.7 million.

     Net cash provided by (used in) financing activities was $110.8 million for the nine months ended September 30, 2002 compared to ($20.5) million for the nine months ended September 30, 2001. Financing activities for the nine months ended September 30, 2002 consisted of $155.0 million in borrowings utilized for the acquisition and development of oil and natural gas properties, $1.1 million from issuance of common stock and $3.7 million from the gain on the cancellation of the 8 7/8% fair value interest rate swap offset by $45.0 million debt repayment and a $3.6 million preferred stock dividend payment.

FINANCING ACTIVITY

  REVOLVING CREDIT FACILITY

     We entered into the Revolving Credit Facility with a syndicate of banks upon closing of the merger with Belco, which was subsequently amended on November 5, 2001. The Revolving Credit Facility, as amended, provides for a maximum committed amount of $500 million and a borrowing base of approximately $400 million as of September 30, 2002. The facility matures on July 1, 2005. Advances under the Revolving Credit Facility are in the form of either an ABR loan or a Eurodollar loan.

     The interest on an ABR loan is a fluctuating rate based upon the highest of: (1) the rate of interest announced by JPMorgan Chase Bank, as its prime rate; (2) the secondary market rate for three-month certificates of deposits plus 1%; and (3) the Federal funds effective rate plus 0.5% plus in each case a margin of 0% to 0.125% based upon the ratio of total debt to EBITDAX. EBITDAX is defined as net income plus interest expense, income tax expense, and amounts attributable to depreciation, depletion, exploration, amortization and other non-cash charges and expenses, but excluding changes in value of certain hedging instruments and extraordinary or nonrecurring gains or losses, subject to certain other specified adjustments. The interest on a Eurodollar loan is a fluctuating rate based upon the rate at which Eurodollar deposits in the London interbank market are quoted plus a margin of 1.25% to 1.50% based upon the ratio of total debt to EBITDAX.

     As of September 30, 2002, we had borrowings and letters of credit issued of approximately $148.8 million outstanding under the Revolving Credit Facility with a weighted average interest rate of 4.23% and available unused borrowing capacity of approximately $251.2 million. All loans were Eurodollar loans.

  REPLACEMENT CREDIT FACILITY

     We have received a commitment from JPMorgan Chase Bank and Credit Suisse First Boston to provide a new credit facility, referred to as the Replacement Credit Facility, to replace the existing Revolving Credit Facility. The Replacement Credit Facility provides for a maximum committed amount of

$600 million and an initial borrowing base of $470 million, assuming the issuance of the new notes in the Debt Offering. The facility matures on December 16, 2006 and will contain covenants and default provisions customary for similar credit facilities. We will use the available borrowings under the Replacement Credit Facility to refinance existing debt, to pay a portion of the Acquisition purchase price and related costs and expenses and to pay general corporate expenses. Advances under the Replacement Credit Facility are in the form of either an ABR loan or a Eurodollar loan. The lenders have the right to change the structure, terms and pricing of the facility, including the size of the facility, before the initial borrowings described in this prospectus supplement are made.

     The interest on an ABR loan is a fluctuating rate based upon the highest of: (1) the rate of interest announced by JPMorgan Chase Bank as its prime rate;
(2) the secondary market rate for three-month certificates of deposits plus 1%; and (3) the Federal funds effective rate plus 0.5%, plus in each case a margin of 0% to 0.625% based upon the ratio of total debt to EBITDAX and the ratings of our senior unsecured debt as issued by Standard and Poor's Rating Group and Moody's Investors Service, Inc. EBITDAX is defined as net income plus interest expense, income tax expense, and amounts attributable to depreciation, depletion, exploration, amortization and other non-cash charges and expenses, but excluding changes in value of certain hedging instruments and extraordinary or nonrecurring gains or losses, subject to certain other specified adjustments. The interest on a Eurodollar loan is a fluctuating rate based upon the rate at which Eurodollar deposits in the London interbank market are quoted plus a margin of 1.000% to 1.875% based upon the ratio of total debt to EBITDAX and the ratings of our senior unsecured debt as issued by Standard and Poor's Rating Group and Moody's Investors Service, Inc.

     As of the closing of the Transactions, we expect to have borrowings and letters of credit issued of approximately $133 million outstanding under the Replacement Credit Facility, with a weighted average interest rate of 3.3% and available unused borrowing capacity of approximately $337 million.

  8 7/8% SENIOR SUBORDINATED NOTES DUE 2007

     In connection with our merger with and into Belco, we assumed $147 million face amount of Belco's 8 7/8% Senior Subordinated Notes Due 2007. On November 1, 2001, approximately $24.3 million face amount of the notes was tendered to us pursuant to the change of control provisions of the related indenture. The tender price was equal to 101% of the principal amount of each note plus accrued and unpaid interest as of October 29, 2001. Including the premium and accrued interest, the total amount paid was $24.8 million. We used borrowings under our Revolving Credit Facility to fund the repayment. No gain or loss was recorded in connection with the redemption as the fair value of the 8 7/8% Senior Subordinated Notes recorded in connection with the merger equaled the redemption cost.

  8 1/4% SENIOR SUBORDINATED NOTES DUE 2011

     On November 5, 2001, we completed the private placement of notes, which consisted of $275 million of 8 1/4% Senior Subordinated Notes Due 2011 pursuant to Rule 144A under the Securities Act of 1933, as amended. These notes are non-callable until November 1, 2006, when we have the right to redeem them for 104.125% of the face value, declining thereafter to face value in 2009. Proceeds of approximately $268 million, net of underwriting discounts, were used to reduce outstanding indebtedness under the Revolving Credit Facility. On March 14, 2002, we completed the exchange of these notes for new notes with substantially identical terms, except that the new notes are generally freely tradeable.

 PRIVATE EQUITY OFFERING

     On November 19, 2002, we completed the Private Equity Offering to certain qualified institutional buyers of 3.125 million shares of our common stock at a net price to us of $16.00 per share for aggregate proceeds of $50 million. We intend to use the proceeds of the Private Equity Offering to finance in part the Acquisition.

 DEBT OFFERING

     Concurrently with this offering, we are privately placing senior subordinated notes. The new notes are being offered only to qualified institutional buyers in an offering exempt from the registration requirements of the Securities Act. This prospectus supplement shall not be deemed to be an offer of any securities in the Debt Offering. This offering is not conditional upon the consummation of the other.

 FUTURE CAPITAL NEEDS AND RESOURCES

     We estimate that we will receive net proceeds of approximately $187.9 million from this offering. We intend to use the net proceeds to fund in part the Acquisition. If the Acquisition is not consummated, we intend to use some net proceeds from this offering for repayment of indebtedness and the remaining proceeds, if any, for general corporate purposes.

     We estimate that we will receive net proceeds of approximately $292 million from the Debt Offering. We intend to use the net proceeds to fund in part the Acquisition. At the close of the Debt Offering and after giving effect to the Transactions, we will have approximately $337 million of borrowing capacity available under our Replacement Credit Facility.

     We expect that our capital expenditure budget, excluding acquisitions, for 2003 will be approximately $230 million. We anticipate that our capital expenditures excluding acquisitions for 2002 will be approximately $170 million. We anticipate that our primary cash requirements for 2002 will include funding acquisitions, funding development projects and general working capital needs. For the first nine months of 2002, we had capital expenditures of $104.9 million excluding geological and geophysical costs incurred of $7 million and excluding acquisition costs incurred of $168.5 million. We will continue to seek opportunities for acquisitions of proved reserves with substantial exploitation and exploration potential. The size and timing of capital requirements for acquisitions is inherently unpredictable and we therefore do not budget for them. We expect to fund our capital expenditure activities, which include acquisition, development of and exploration on our oil and natural gas properties through cash flow from operations and available capacity under the Replacement Credit Facility.

     We believe that borrowings under the Replacement Credit Facility, projected operating cash flows and cash on hand will be sufficient to meet the requirements of our business. However, future cash flows are subject to a number of variables including the level of production and oil and natural gas prices. We cannot assure you that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures or that increased capital expenditures will not be undertaken. Actual levels of capital expenditures may vary significantly due to a variety of factors, including but not limited to:

     - drilling results;

     - product prices;

     - industry conditions and outlook; and

     - future acquisition of properties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 COMMODITY PRICE RISK

     We produce and sell crude oil, natural gas and natural gas liquids. Accordingly, our operating results may be significantly affected by fluctuations in commodity prices caused by changing market conditions. We periodically seek to reduce our exposure to price volatility by hedging our production through swaps, options and other commodity derivative instruments. We use hedge accounting for these instruments that qualify under the provisions of SFAS 133, and settlements of gains or losses on these contracts will be reported as a component of oil and natural gas revenues and operating cash flows in the periods realized.

     For the nine months ended September 30, 2002, we recorded hedge settlement income of approximately $1.5 million, non-hedge settlement income of approximately $0.8 million and non-hedge change in fair value of derivatives loss of approximately $8.9 million. For the corresponding period in 2001, we recorded hedge settlement loss of approximately $1.8 million, non-hedge settlement loss of approximately $0.6 million and non-hedge change in fair value of derivatives income of approximately $24.5 million.

     As of November 29, 2002, we had approximately 0.9 Mmbbl of oil, and 3.5 Bcf of natural gas subject to commodity price risk management contracts for the fourth quarter of 2002. These contracts are subject to weighted average floor prices of $22.78 per barrel and $2.85 per Mmbtu and weighted average ceiling prices of $25.41 per barrel and $3.11 per Mmbtu, respectively.

     Subsequent to the execution of the Asset Purchase Agreement, we entered into commodity price risk management contracts for natural gas pursuant to which we have hedged approximately 31.7 Bcf of 2003 natural gas production with a weighted average floor and ceiling prices of $3.81 and $3.99 per Mmbtu, respectively. In addition, 24.4 Bcf of those contracts correlates to basis hedges with a weighted average price differential of $0.72 per Mmbtu. Subsequent to the execution of the Asset Purchase Agreement, we also hedged approximately
25.6 Bcf of 2004 natural gas production with a weighted average floor and ceiling prices of $3.76 and $3.87 per Mmbtu, respectively. In addition, 12.8 Bcf of the 2004 contracts correlates to basis hedges with a weighted average price differential of $0.66 per Mmbtu.

     The summary tables below provide details about the volumes and prices of all CPRM, hedge and non-hedge commitments, executed prior to November 29, 2002 with settlements in the following periods.

                                                          THREE
                                                          MONTHS         TWELVE MONTHS
                                                          ENDED       ENDED DECEMBER 31,
                                                       DECEMBER 31,   -------------------
                                                           2002         2003       2004
                                                       ------------   --------   --------
HEDGES
  GAS
     Price Swaps Sold-receive fixed price (thousand
       Mmbtu)(1).....................................      1,286       28,610     14,600
     Weighted average price, per Mmbtu...............     $ 2.96      $  3.99    $  3.81
     Collars Sold (thousand Mmbtu)(2)................      1,230       30,683     16,350
     Weighted average floor price, per Mmbtu.........     $ 2.47      $  3.64    $  3.70
     Weighted average ceiling price, per Mmbtu.......     $ 3.10      $  4.22    $  4.00
     Puts Purchased (thousand Mmbtu)(3)..............        920           --         --
     Weighted average price, per Mmbtu...............     $ 3.13           --         --
     Three-way Collars (Mmbtu)(2)(4).................        300        8,030         --
     Three-way average floor price, per Mmbtu........     $ 2.40      $  2.22         --
     Weighted average floor price, per Mmbtu.........     $ 3.00      $  3.39         --
     Weighted average ceiling price, per Mmbtu.......     $ 3.40      $  4.73         --

                                                          THREE
                                                          MONTHS         TWELVE MONTHS
                                                          ENDED       ENDED DECEMBER 31,
                                                       DECEMBER 31,   -------------------
                                                           2002         2003       2004
                                                       ------------   --------   --------
  OIL
     Price Swaps Sold-receive fixed price
       (Mbbls)(1)....................................        225          875         --
     Weighted average price, per bbl.................     $24.07      $ 21.80         --
     Collars Sold (Mbbls)(2).........................         45        1,980         --
     Weighted average floor price, per bbl...........     $20.00      $ 24.45         --
     Weighted average ceiling price, per bbl.........     $26.75      $ 26.45         --
     Three-way Collars (Mbbls)(2)(4).................        550        1,995         --
     Three-way average floor price, per bbl..........     $18.92      $ 18.91         --
     Weighted average floor price, per bbl...........     $23.09      $ 23.18         --
     Weighted average ceiling price, per bbl.........     $27.02      $ 26.30         --
NON-HEDGES
  GAS
     Calls Sold (thousand Mmbtu)(3)..................        644           --         --
     Weighted average price, per Mmbtu...............     $ 3.27           --         --
  OIL
     Calls Sold (Mbbls)(3)...........................         45           --         --
     Weighted average price, per bbl.................     $22.00           --         --
     Price Swaps Sold-receive fixed price
       (Mbbls)(1)....................................         75          300         --
     Weighted average price, per bbl.................     $18.86      $ 18.86         --

---------------

(1) For any particular swap sold transaction, the counterparty is required to make a payment to us in the event that the NYMEX reference price for any settlement period is less than the swap price for such hedge, and we are required to make a payment to the counterparty in the event that the NYMEX reference price for any settlement period is greater than the swap price for such hedge.

(2) For any particular collar transaction, the counterparty is required to make a payment to us if the average NYMEX reference price for the reference period is below the floor price for such transaction, and we are required to make payment to the counterparty if the average NYMEX reference price is above the ceiling price of such transaction.

(3) Calls or puts are sold under written option contracts in return for a premium received by us upon the initiation of the contract. We are required to make a payment to the counterparty in the event that the NYMEX reference price for any settlement period is greater than the price of the call sold, or less than the price of the put sold. Conversely, calls or puts bought in return for our payment of a premium require the counterparty to make a payment to us in the event that the NYMEX reference price on any settlement period is greater than the call price or less than the put price.

(4) Three-way collars are settled as described in footnote (2) above, with the following exception: if the NYMEX reference price falls below the three-way floor price, the average floor price is adjusted by the amount by which the NYMEX reference price is below the three-way floor price. For example, on a three-way oil collar, if the NYMEX reference price is $18.00 per bbl during the term of the 2002 three-way collars, then the average floor price would be $22.17 per bbl.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In October 2001, Westport entered into a letter agreement with Dominick J. Golio whereby Mr. Golio would, after cessation of his employment, continue to assist Westport in certain pending litigation. As compensation, Westport agreed to pay Mr. Golio 7 1/2% of Westport's total net recovery, if any, in the litigation. The suit was settled in September 2002, and the parties are in discussions regarding the calculation of total net recovery as defined in the letter agreement. We estimate the amount due Mr. Golio under the letter agreement to be approximately $150,000.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States Holder. In general, a "non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished United States citizenship or residence.

     If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

     EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-United States Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

     If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

     You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

     If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

          1. the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

          2. you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

          3. we are or have been a "United States real property holding corporation," or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are not likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:

             a. the common stock was "regularly traded on an established securities market"; and

             b. you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

FEDERAL ESTATE TAX

     If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

     Backup withholding is generally imposed at a rate not to exceed 31% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock at a rate not to exceed 31% rate unless you certify your non-United States status.

     The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United

States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

                                  UNDERWRITING

     Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference into this prospectus supplement and the accompanying prospectus, Lehman Brothers Inc., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Petrie Parkman & Co., Inc., A.G. Edwards & Sons, Inc. and McDonald Investments Inc. have severally agreed to purchase from us the respective number of shares of our common stock opposite their names below:

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                   ----------
Lehman Brothers Inc. .......................................   2,416,668
Credit Suisse First Boston Corporation......................   2,416,666
J.P. Morgan Securities Inc. ................................   2,416,666
Petrie Parkman & Co., Inc...................................   1,500,000
A.G. Edwards & Sons, Inc....................................     750,000
McDonald Investments Inc....................................     500,000
                                                              ----------
Total.......................................................  10,000,000
                                                              ==========

     The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

     - the obligation to purchase all of the shares hereby, if any of the shares are purchased;

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in the financial markets; and

     - we deliver customary closing documents to the underwriters.

     We have granted the underwriters a 30-day option to purchase up to 1,500,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

     The underwriters have advised us that they propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.60 per share. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

     The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,500,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Share...................................................  $    0.995     $     0.995
Total.......................................................  $9,950,000     $11,442,500

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.2 million.

     Our common stock is traded on the New York Stock Exchange under the symbol "WRC."

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchasers for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

          - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

          - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

          - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things. the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by baying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

          - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc., Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, issuances pursuant to purchases by our employees pursuant to the terms of the employee stock purchase plan in effect on the date hereof, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquirer of such shares agrees to the foregoing restrictions.

     Each of our directors, our executive officers and certain principal stockholders have agreed that without the prior written consent of the underwriters they will not for a period ending 90 days after the date of this prospectus supplement, offer for sale, sell, pledge or otherwise dispose of any shares of capital stock or any securities convertible into or exchangeable for common stock or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, whether such transaction is settled by delivery of common stock or other securities, cash or otherwise. The Purchasers in the Private Equity Offering may not sell the common stock purchased in that offering until 90 days after November 19, 2002, the date the Private Equity Offering was consummated.

     We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriters, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web site and any information contained in any other web site maintained by the underwriter is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.

     Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for which they received or will receive customary fees. In addition, certain principals of Petrie Parkman & Co., Inc. hold shares of our common stock.

     Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, is the syndication agent for and a lender under the Revolving Credit Facility and will be the syndication agent for and a lender under the Replacement Credit Facility. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., is the administrative agent for and a lender under the Revolving Credit Facility and will be the administrative agent for and a lender under the Replacement Credit Facility. We are currently in compliance with the terms of the Revolving Credit Facility. Credit Suisse First Boston and JPMorgan Chase Bank have committed to provide the Replacement Credit Facility to replace the Revolving Credit Facility.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock, also referred to in this section as the securities, in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

REPRESENTATIONS OF PURCHASERS

     By purchasing the securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the debentures for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Akin, Gump, Strauss, Hauer & Feld L.L.P. will pass upon certain legal matters in connection with the offered securities. Woodburn and Wedge, Reno, Nevada is passing on the validity of the securities to be offered by this prospectus supplement and the accompanying prospectus. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2001 and for the year then ended have been included in and incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the report of Arthur Andersen LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

     After reasonable efforts, however, we have been unable to obtain Arthur Andersen's written consent to the inclusion in and incorporation by reference of our consolidated financial statements into this prospectus supplement.

     Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the incorporation by reference of our consolidated financial statements into the registration statement of which this prospectus supplement is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our consolidated financial statements or any omissions to state a material fact required to be stated therein.

     The combined statements of revenues and direct operating expenses for certain oil and natural gas properties and midstream gathering and compression assets of El Paso Corporation for the nine months ended September 30, 2002 and the year ended December 31, 2001 and 2000 have been included or incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                        INDEPENDENT PETROLEUM ENGINEERS

     Estimated quantities of our oil and natural gas reserves and the present value of such reserves as of September 30, 2002 are based upon reserve reports prepared by Westport's engineering staff. At December 31, 2001, Ryder Scott Company, L.P. audited 87% of the total net present value of estimates of total proved reserves and the remaining 13% of net present value of the reserves was unaudited. Estimates of total proved reserves at December 31, 2000 were prepared by Ryder Scott and Netherland, Sewell and Associates, Inc. and our engineering staff. The Ryder Scott and Netherland Sewell reports covered approximately 85% of the total net present value of the reserves, and the internally generated report covered the remaining 15% of the net present value. Ryder Scott Company, L.P. and Netherland, Sewell and Associates, Inc. are independent consulting petroleum engineers and certain information with respect to the oil and natural gas reserves is derived from their reports and have been incorporated by reference in this prospectus supplement upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

     Certain information with respect to the oil and natural gas reserves associated with the Acquired Properties is derived from the reports of the Ryder Scott Company, L.P., independent consulting petroleum engineers, and has been included in this prospectus supplement upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at:

     - the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549; and

     - the public reference facility at the SEC's regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock and 6 1/2% convertible preferred stock are listed and traded on the New York Stock Exchange under the trading symbols "WRC" and "WRCPR," respectively.

     The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus supplement. The most recent information that we file with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus supplement:

     - the description of our common stock contained in our amendment to registration statement on Form 8-A, filed with the SEC on August 31, 2001;

     - the description of our 6 1/2% preferred stock contained in our amendment to registration statement on Form 8-A, filed with the SEC on August 31, 2001;

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed by us on March 19, 2002;

     - Current Report on Form 8-K filed by us on April 15, 2002;

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed by us on May 13, 2002;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed by us on August 14, 2002;

     - Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed by us on November 8, 2002;

     - Current Report on Form 8-K filed by us on November 7, 2002;

     - Current Report on Form 8-K as filed with the SEC on December 2, 2002;

     - Current Report on Form 8-K as filed with the SEC on December 2, 2002 as amended by the Current Report on Form 8-K/A as filed with the SEC on December 12, 2002; and

     - Current Report on Form 8-K as filed with the SEC on December 12, 2002.

     We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and the accompanying prospectus until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold.

     You may request copies of these documents by contacting us at: Westport Resources Corporation, 1670 Broadway Street, Suite 2800, Denver, Colorado 80202-4800 (telephone number: (303) 573-5404), Attention: Investor Relations.

                     GLOSSARY OF OIL AND NATURAL GAS TERMS

     The following are abbreviations and definitions of certain terms commonly used in the oil and natural gas industry and this prospectus supplement:

          ASP FLOOD. A tertiary recovery technique that includes injection of a mixture of chemicals into the producing reservoir designed to aid in the efficiency of producing the oil in place, thus increasing ultimate produced reserves.

          BASIS DIFFERENTIAL. The difference between oil and natural gas prices quoted on the NYMEX and the prices we receive at the locations we deliver our produced oil and natural gas.

          BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

          BBL/D. One stock tank barrel of oil or other liquid hydrocarbons per day.

          BCFE. One billion cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

          CO(2) FLOODING OR INJECTION. A tertiary recovery technique in which CO(2) is used as the injectant.

          COMPLETION. The installation of permanent equipment for the production of oil or natural gas.

          DELAY RENTALS. Fees paid to the owner of the oil and natural gas lease prior to the commencement of production.

          DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

          DEVELOPMENT WELL. A well drilled within or in close proximity to an area of known production targeting existing reservoirs.

          EXPLORATORY WELL. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir.

          FINDING AND DEVELOPMENT COSTS. Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.

          GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which we have a working interest.

          HORIZONTAL DRILLING. A drilling operation in which a portion of the well is drilled horizontally within a productive or potentially productive formation. This operation usually yields a well which has the ability to produce higher volumes than a vertical well drilled in the same formation.

          INFILL DRILLING. A drilling operation in which one or more development wells is drilled within the proven boundaries of a field between two or more other wells.

          INJECTOR WELL OR INJECTOR. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field.

          MBBL.  One thousand barrels of oil or other liquid hydrocarbons.

          MCF.  One thousand cubic feet of natural gas.

          MCFE. One thousand cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

          MMBBL.  One million barrels of oil or other liquid hydrocarbons.

          MMBTU. One million British thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit.

          MMBTU/D.  One million British thermal units per day.

          MMCF.  One million cubic feet of natural gas.

          MMCFE. One million cubic feet equivalent of natural gas, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

          MMCFE/D. One million cubic feet equivalent of natural gas per day, calculated by converting oil to equivalent Mcf at a ratio of 6 Mcf to 1 bbl of oil.

          NET ACRES OR NET WELLS. Gross acres or wells multiplied, as the case may be, by the percentage working interest owned by us.

          NET PRODUCTION. Production that is owned, less royalties and production due others.

          NET UNRISKED RESERVES. Proved reserves which are owned, less royalties.

          NYMEX.  New York Mercantile Exchange.

          OIL.  Crude oil or condensate.

          OPERATING INCOME. Gross oil and natural gas revenue less applicable production taxes and lease operating expense.

          OPERATOR. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease.

          PRESENT VALUE OF FUTURE NET REVENUES OR PRESENT VALUE, OR PV10. The pretax present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

          PROVED DEVELOPED RESERVES. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

          PROVED RESERVES. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

          PROVED UNDEVELOPED RESERVES. Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

          ROYALTY. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

          2-D SEISMIC. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

          3-D SEISMIC. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, exploitation and production.

          TCF.  One trillion cubic feet of natural gas.

          TERTIARY RECOVERY. An enhanced recovery operation that normally occurs after waterflooding in which chemicals or gasses are used as the injectant.

          UNDEVELOPED ACREAGE. Acreage held under lease, permit, contract or option that is not in a spacing unit for a producing well.

          WATERFLOOD. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

          WORKING INTEREST. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

                             ---------------------

PROSPECTUS

                         WESTPORT RESOURCES CORPORATION

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                             ---------------------

We may offer and sell securities from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering, with a total initial offering price of up to $500,000,000.

We will provide specific terms of the securities to be sold by us and the methods by which we will sell them in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the methods and terms of the offering. We may sell the securities directly or we may distribute them through underwriters or dealers. In addition, the underwriters may overallot a portion of the securities.

Our common stock and our 6 1/2% convertible preferred stock are listed on the New York Stock Exchange under the symbol "WRC" and "WRCPR," respectively.

                             ---------------------

  INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTIONS ENTITLED "RISK FACTORS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION
       THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR CERTAIN
               RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                THE DATE OF THIS PROSPECTUS IS DECEMBER 2, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
Information that Westport Incorporates by Reference.........    1
Westport Resources Corporation..............................    2
Use of Proceeds.............................................    2
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............    3
Description of Debt Securities..............................    3
Description of Capital Stock................................   12
Plan of Distribution........................................   16
Legal Matters...............................................   17
Experts.....................................................   17

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that Belco Oil & Gas Corp., a Nevada corporation, also referred to as Belco, filed with the Securities and Exchange Commission using a shelf registration process. On August 21, 2001, Belco merged with Westport Resources Corporation, a Delaware corporation, whereby Belco survived the merger and changed its name to "Westport Resources Corporation." Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000 or the equivalent denominated in foreign currencies. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information under the heading "Where You Can Find More Information."

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

     The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

     In this prospectus, references to the terms "we," "us," "Westport" or the "Company" or other similar terms refer to Westport Resources Corporation, unless we state otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

     Our common stock and our 6 1/2% convertible preferred stock are listed on the New York Stock Exchange under the symbol "WRC" and "WRCPR," respectively. Our reports and other information filed with the SEC can also be inspected at the offices of the New York Stock Exchange.

              INFORMATION THAT WESTPORT INCORPORATES BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

     - the description of our common stock contained in our amendment to registration statement on Form 8-A, filed with the SEC on August 31, 2001;

     - the description of our 6 1/2% convertible preferred stock contained in our amendment to registration statement on Form 8-A, filed with the SEC on August 31, 2001;

     - our annual report on Form 10-K for the year ended December 31, 2001;

     - our quarterly report on Form 10-Q for the three months ended March 31, 2002;

     - our current report on Form 8-K as filed with the SEC on April 15, 2002;

     - our quarterly report on Form 10-Q for the three months ended June 30, 2002;

     - our quarterly report on Form 10-Q for the three months ended September 30, 2002;

     - our current report on Form 8-K as filed with the SEC on November 7, 2002;

     - our current report on Form 8-K as filed with the SEC on December 2, 2002; and

     - our current report on Form 8-K as filed with the SEC on December 2, 2002.

     We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the offering of the securities terminates or we have filed with the SEC an amendment to the registration statement relating to this offering that deregisters all securities then remaining unsold.

     You may request a copy of any of these filings, other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by telephoning or writing us at the following address:

     Westport Resources Corporation
     1670 Broadway, Suite 2800
     Denver, Colorado 80202-4800
     Attention: Investor Relations
     Telephone: (303) 573-5404

                         WESTPORT RESOURCES CORPORATION

     We are an independent energy company engaged in oil and natural gas exploitation, acquisition and exploration activities primarily in the United States. Our reserves and production operations are concentrated in the following divisions: Uinta, which includes the Acquired Properties in the Uinta Basin; Northern, which primarily includes properties in North Dakota and Wyoming; Southern, which primarily includes properties in Oklahoma, Texas and Louisiana; and Gulf of Mexico, which includes our offshore properties. Our corporate headquarters are located at 1670 Broadway, Suite 2800, Denver, Colorado 80202-4800, telephone number: (303) 573-5404. We have division offices in Denver, Colorado, Dallas, Texas and Houston, Texas.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

     - repayment of existing indebtedness;

     - acquisitions; and

     - capital expenditures.

Any specific allocation of the net proceeds of an offering of securities by Westport to a specific purpose will be determined at the time of such offering and will be described in the related prospectus supplement.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     A description of our ratio of earnings to fixed charges or earnings to combined fixed charges and preferred stock dividends, as applicable, on a consolidated basis, will appear in an applicable prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will constitute either senior debt or subordinated debt of Westport. Debt securities may be issued from time to time under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates. Senior debt securities and subordinated debt securities may be issued pursuant to separate indentures, in each case between us and a trustee, which may be the same trustee, and in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The indentures will be subject to, and will be governed by, the Trust Indenture Act of 1939, as amended. The following summaries of provisions of the indentures and the debt securities do not purport to be complete. You should refer to the applicable indenture for more specific information. Wherever particular sections or defined terms of the applicable indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The indentures are substantially identical, except for certain covenants of Westport and provisions relating to subordination and conversion.

     The debt securities may be issued from time to time in one or more series. The following description of the debt securities sets forth certain general terms and provisions of the debt securities of all series. The particular terms of each series of debt securities offered by any prospectus supplement will be described therein.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     General. The debt securities will be unsecured senior or subordinated obligations of Westport and may be issued from time to time in one or more series. Unless otherwise indicated in an applicable prospectus supplement, the indentures do not limit the amount of debt securities, debentures, notes or other types of indebtedness that may be issued by Westport or any of its subsidiaries nor do they restrict transactions between us and our affiliates or the payment of dividends or other distributions by us to our stockholders. In addition, other than as may be set forth in any prospectus supplement, the indentures do not, and the debt securities will not, contain any covenants or other provisions that are intended to afford holders of the debt securities special protection in the event of either a change of control of Westport or a highly leveraged transaction by us.

     The rights of our creditors, including holders of debt securities, will be limited to our assets and will not be an obligation of any of our subsidiaries. A substantial portion of our operations are currently conducted through our subsidiaries. Accordingly, our cash flow and our consequent ability to service debt, including the debt securities, are dependent, in large part, upon the earnings of our subsidiaries and the distribution of those earnings to us, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of ours to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the debt securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     Reference is made to the prospectus supplement for the following terms and information relating to the offered debt securities to the extent such terms are applicable:

          (i) the title of the debt securities;

          (ii) whether they are senior debt securities or subordinated debt securities and any other terms or provisions of the debt securities affecting the ranking or priority of the debt securities;

          (iii) whether the debt securities that constitute subordinated debt securities are convertible into common stock and the terms and conditions upon which a conversion will occur including the initial conversion price, the conversion period and any other conversion provisions;

          (iv) any limit on the aggregate principal amount of the debt securities;

          (v) whether any of the debt securities are to be issuable in global form;

          (vi) the price or prices, expressed as a percentage of the aggregate principal amount thereof, at which the debt securities will be issued;

          (vii) the date or dates on which the principal of the debt securities is payable;

          (viii) the rate or rates per annum, or the method by which such will be determined, at which the debt securities will bear interest, if any, the date or dates from which any such interest will accrue, on which interest shall be payable and on which a record shall be taken for the determination of holders of debt securities to whom such interest is payable or the method by which such rate or rates or date or dates shall be determined or both;

          (ix) any mandatory or optional sinking fund or analogous provisions;

          (x) each office or agency where, subject to the terms of the indentures, the principal of and any premium and interest on the debt securities will be payable and each office or agency where, subject to the terms of the indentures, the debt securities may be presented for registration of transfer or exchange;

          (xi) the right, if any, or obligation, if any, of us to redeem the debt securities and the period or periods, if any, within which and the price or prices at which the debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption;

          (xii) the denominations in which any debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

          (xiii) the currency or currencies (including composite currencies) in which payment of principal of and any premium and interest on the offered debt securities is payable if other than United States dollars;

          (xiv) if the amount of payments of principal of, and any premium and interest on, the debt securities are to be determined with reference to an index, the manner in which such amounts are to be determined;

          (xv) information with respect to book-entry procedures, if any;

          (xvi) any deletions from, modification of or additions to the events of default or covenants of Westport with respect to such debt securities; and

          (xvii) any other terms of the debt securities not inconsistent with the provisions of the indentures.

Any such prospectus supplement will also describe any special provisions for the payment of additional amounts with respect to the debt securities.

     Debt Securities may be issued as original issue discount securities. An original issue discount security is a debt security, including any zero-coupon security, which is issued at a price lower than the amount payable upon the stated maturity and which provides that upon redemption or acceleration of the maturity an amount less than the amount payable upon the stated maturity and determined in accordance with the terms of such debt security shall become due and payable. Special United States federal income tax considerations applicable to debt securities issued at an original issue discount, including original issue discount securities, and special United States tax considerations and other terms and restrictions applicable to any debt securities that are offered exclusively to United States aliens or denominated in other than United States dollars, will be set forth in a prospectus supplement relating thereto.

     Global Securities. The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global securities may be issued only in fully-registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security (i) may not be transferred except as a whole and (ii) may only be transferred (A) by the depositary for such global security to its nominee, (B) by a nominee of such depositary to such depositary or another nominee of such depositary or (C) by such depositary or any such nominee to a successor depositary or nominee of such successor depositary.

     The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a global security, the depositary for such global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with such depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the applicable depositary, also referred to as participants, or persons that may hold interests through participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable depositary or its nominee with respect to interests of participants and the records of participants with respect to interests of persons other than participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as the depositary for a global security or its nominee is the registered owner of such global security, such depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of the series represented by such global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities of the series by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the indenture governing such debt securities.

     Payment of principal of, premium, if any, and interest, if any, on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the registered owner of the global security representing such debt securities. We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment of principal of, premium, if any, and interest, if any, in respect of a global security representing any such debt securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests, if any, and interest, if any, in respect of a global security representing any such debt securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security for such debt securities as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants. Neither Westport, the trustee for such debt securities, any paying agent nor the registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and if we do not appoint a successor depositary within 90 days, we will issue individual debt securities of such series in exchange for the global security representing such series of debt securities. In addition, we may at any time and in our sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine not to have any debt securities of a series represented by one or more global securities and, in such event, will issue individual debt securities of such series in exchange for the global security or securities representing such series of debt securities. Further, if we so specify with respect to the debt securities of a series, an owner of a beneficial interest in a global security representing debt securities of such series may, on terms acceptable to us, the trustee and the depositary for such global security, receive individual debt securities of such series in exchange for such beneficial interests, subject to any limitations described in the prospectus supplement relating to such debt securities. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual debt securities of the series represented by such global security equal in principal amount to such beneficial interest and to have such debt securities registered in its name. Individual debt securities of such series so issued will be issued in registered form and in denominations, unless otherwise specified by us, of $1,000 and integral multiples thereof.

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, any of the following events will constitute an event of default for a series of debt securities under an indenture:

          (a) default in the payment of any installment of interest upon any of the debt securities of such series when due, continued for 30 days;

          (b) default in the payment of principal of or premium, if any, with respect to debt securities of such series when due and payable either at maturity, upon redemption, by declaration or otherwise;

          (c) default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to debt securities of such series when due and payable;

          (d) default in the performance of any other covenant of Westport applicable to debt securities of such series, continued for 60 days after written notice to Westport by the trustee or to Westport and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding;

          (e) certain events of bankruptcy, insolvency or reorganization; and

          (f) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us (or, in the case of the senior debt indenture, any subsidiary) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed of us (or, in the case of the senior debt indenture, any subsidiary) resulting in the acceleration of such indebtedness, or any default in payment of such indebtedness (after expiration of any applicable grace periods and presentation of any debt instrument, if required), if the aggregate amount of all such indebtedness that has been so accelerated and with respect to which there has been such a default in payment shall exceed $10,000,000 and there shall have been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted Indebtedness within 10 days after written notice of the type specified in the foregoing clause (d).

     If any event of default shall occur and be continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding, by notice in writing to us (and to the trustee, if given by the holders), may declare the principal (or, in the case of any series of debt securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the debt securities of such series and the interest, if any, accrued thereon to be due and payable immediately, but the holders of a majority in aggregate principal amount of the debt securities of such series then outstanding, by notice in writing to us and the trustee, may rescind and annul such declaration and its consequences if all defaults under such indenture are cured or waived.

     Each indenture provides that no holder of any series of debt securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such indenture, unless (i) such holder previously shall have given to the trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of debt securities then outstanding shall have made written request to the trustee to institute such suit, action or proceeding and shall have offered to the trustee such reasonable indemnity as it may require with respect thereto and (iii) the trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the senior subordinated debt securities, the right of any holder of any debt security to receive payment of the principal of, premium, if any, or interest, if any, on such debt security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder. The holders of a majority in aggregate principal amount of the debt securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, provided that the trustee may decline to follow such direction if the trustee determines that such action or proceeding is unlawful or would involve the trustee in personal liability.

     We are required to furnish to the trustee annually a certificate as to the compliance by us of all conditions and covenants under each indenture.

DISCHARGE AND DEFEASANCE

     Unless otherwise specified in the applicable prospectus supplement, we can discharge or defease our obligations with respect to each series of debt securities as set forth below.

     We may discharge all of our obligations (except those set forth below) to holders of any series of debt securities issued under either indenture that have not already been delivered to the trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee cash or U.S. Government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding debt securities of such series and to make any mandatory sinking fund payments thereon when due.

     Unless otherwise provided in the applicable prospectus supplement, we may also discharge at any time all of our obligations, except those set forth below, to holders of any series of debt securities issued under either indenture if, among other things:

     - we irrevocably deposit with the trustee cash or U.S. Government obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding debt securities of such series and to make any mandatory sinking fund payments thereon when due and such funds have been so deposited for 91 days;

     - such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which we are a party or by which we are bound; and

     - we deliver to the trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of debt securities.

Such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the indenture relating to the debt securities of such series, since such a result would not occur under current tax law.

     Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to, or rights of, the holders of any series of debt securities:

     - rights of registration of transfer and exchange of debt securities of such series;

     - rights of substitution of mutilated, defaced, destroyed, lost or stolen debt securities of such series;

     - rights of holders of debt securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, upon the original due dates therefore, but not upon acceleration, and to receive mandatory sinking fund payments thereon when due, if any;

     - rights, obligations, duties and immunities of the trustee;

     - rights of holders of debt securities of such series as beneficiaries with respect to property so deposited with the trustee payable to all or any of them; and

     - our obligations to maintain an office or agency in respect of debt securities of such series.

MODIFICATION OF THE INDENTURE

     Each indenture provides that Westport and the trustee may enter into supplemental indentures without the consent of the holders of the debt securities to

     - evidence the assumption by a successor entity of our obligations under such indenture;

     - add covenants or new events of default for the protection of the holders of such debt securities;

     - cure any ambiguity or correct any inconsistency in the indenture;

     - establish the form and terms of debt securities of any series;

     - evidence the acceptance of appointment by a successor trustee; and

     - secure such debt securities.

     Each indenture also contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of debt securities of each series then outstanding and affected, to add any provisions to, or change in any manner the rights of the holders of the debt securities of such series; provided that Westport and the trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated final maturity of any debt security, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest, if any, thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by us, change the coin or currency in which principal, premium, if any, and interest, if any, are payable, reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right to institute suit for the enforcement of any payment or repayment thereof or, if applicable, adversely affect any right of repayment at the option of the holder or (b) reduce the aforesaid percentage in aggregate principal amount of debt securities of any series issued under such indenture, the consent of the holders of which is required for any such modification.

     The subordinated debt indenture may not be amended to alter the subordination of any outstanding subordinated debt securities without the written consent of each holder of senior indebtedness then outstanding that would be adversely affected thereby.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     Senior debt securities will be issued under the senior debt indenture and will rank pari passu with all of our other unsecured and unsubordinated debt.

PROVISIONS APPLICABLE SOLELY TO SENIOR SUBORDINATED DEBT SECURITIES

     Debt securities of a series may be subordinated to senior indebtedness to the extent set forth in the prospectus supplement relating to the subordinated debt securities. The following definitions are applicable for the following discussion.

     "Senior indebtedness" is defined in the subordinated debt indenture as indebtedness of Westport outstanding at any time except (a) any indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such indebtedness is not senior in right of payment to the subordinated debt securities, (b) the subordinated debt securities, (c) any indebtedness of Westport to a wholly-owned subsidiary of Westport, (d) interest accruing after the filing of a petition initiating certain events of bankruptcy or insolvency unless such interest is an allowed claim enforceable against Westport in a proceeding under federal or state bankruptcy laws and (e) trade payables.

     "Senior subordinated indebtedness" means the subordinated debt securities and any other indebtedness of Westport that ranks pari passu with the subordinated debt securities. Any indebtedness of Westport that is subordinate or junior by its terms in right of payment to any other indebtedness of Westport shall be subordinate to subordinated indebtedness unless the instrument creating or evidencing the same or pursuant to which the same is outstanding specifically provides that such indebtedness (i) is to rank pari passu with other senior subordinated indebtedness and (ii) is not subordinated by its terms to any indebtedness of Westport which is not senior indebtedness.

     "Subordinated indebtedness" means the subordinated debt securities, any other senior subordinated indebtedness and any other indebtedness that is subordinate or junior in right of payment to senior indebtedness.

SUBORDINATION

     The subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all senior indebtedness of Westport, and the subordinated debt securities shall in all respects rank pari passu with all other senior subordinated indebtedness. If
(i) we should default in the payment of any principal of, premium, if any, or interest, if any, on any senior indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to senior indebtedness shall occur and the maturity of such senior indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to Westport by the holders of such senior indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or such acceleration shall have been rescinded or such senior indebtedness has been paid in full, no direct or indirect payment will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the subordinated debt securities, or in respect of any redemption, retirement, purchase or other acquisition of the subordinated debt securities other than those made in capital stock of Westport (or cash in lieu of fractional shares thereof).

     If any default (other than a default described in the preceding paragraph) shall occur under the senior indebtedness, pursuant to which the maturity thereof may be accelerated immediately or the expiration of any applicable grace periods occurs, then, upon the receipt by Westport and the trustee of written notice thereof from or on behalf of holders of such senior indebtedness specifying an election to prohibit such payment and other action by us in accordance with the following provisions of this paragraph, we may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period commencing on the date of receipt of such payment notice and ending on the earlier of (i) the date, if any, on which the holders of such senior indebtedness or their representative notify the trustee that such senior nonmonetary default is cured or waived or ceases to exist or the senior indebtedness to which such senior nonmonetary default relates is discharged or (ii) the 179th day after the date of receipt of such payment notice unless the maturity of any senior indebtedness has been accelerated or a default of the type described in clause (e) under the caption "Events of Default" has occurred and is continuing. Notwithstanding the provisions described in the immediately preceding sentence, we may resume payments on the securities after such payment blockage period. No new payment blockage period may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior payment notice. No nonpayment default in respect of senior indebtedness that existed or was continuing on the date of delivery of any payment notice to us and the trustee shall be, or be made, the basis for a subsequent payment notice unless such default shall have been cured or waived for a period of no less than 90 days.

     If (i) (A) without our consent, a receiver, conservator, liquidator or trustee of Westport or of any of our property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (B) we are adjudicated bankrupt or insolvent or (C) any of our property is sequestered by court order and such order remains in effect for more than 60 days or (D) a petition is filed against us under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; or (ii) we (A) commence a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to our self or our debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of us or any substantial part of our property, or (B) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against us, or (C) fails generally to, or cannot, pay our debts generally as they become due or (D) takes any corporate action to authorize or effect any of the foregoing; or (iii) any of our subsidiaries takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause (i) or (ii), then all senior indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of subordinated debt securities on account of the principal of, premium, if any, or interest, if any, on such subordinated debt securities. Any payment or distribution, whether in cash, securities or other property (other than securities of Westport or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the subordinated debt securities, to the payment of all Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities of any series will be paid or delivered directly to the holders of indebtedness in accordance with the priorities then existing among such holders until all senior indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to senior indebtedness, the holders of subordinated debt securities, together with the holders of any obligations of Westport ranking on a parity with the subordinated debt securities, will be entitled to be repaid from our remaining assets the amounts at that time due and owing on account of unpaid principal of, premium, if any, and interest, if any, on the subordinated debt securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of Westport ranking junior to the subordinated debt securities and such other obligations.

     If any payment or distribution of any character, whether in cash, securities or other property (other than securities of Westport or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the subordinated debt securities, to the payment of all senior indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the trustee or any holder of any subordinated debt securities in contravention of any of the terms of the subordinated debt indenture, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the senior indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all such senior indebtedness in full.

     By reason of such subordination, in the event of our insolvency, holders of senior indebtedness may receive more, ratably, than holders of the subordinated debt securities. Such subordination will not prevent the occurrence of any event of default or limit the right of acceleration in respect of the subordinated debt securities.

CONVERSION

     The prospectus supplement may provide for a right of conversion of subordinated debt securities into common stock (or cash in lieu thereof). The following provisions will apply to debt securities that are convertible subordinated debt securities unless otherwise provided in the prospectus supplement for such debt securities.

     The holder of any convertible subordinated debt securities will have the right exercisable at any time prior to maturity, unless previously redeemed or otherwise purchased by us, to convert such subordinated debt securities into shares of common stock at the conversion price set forth in the prospectus supplement, subject to adjustment. The holder of convertible subordinated debt securities may convert any portion thereof which is $1,000 in principal amount or any integral multiple thereof.

     In certain events, the conversion price will be subject to adjustment as set forth in the subordinated debt indenture. Such events include the issuance of shares of our common stock as a dividend or distribution on the common stock; subdivisions and reclassifications of the common stock; the issuance to all holders of common stock of rights or warrants entitling the holders thereof (for a period not exceeding 45 days) to subscribe for or purchase shares of common stock at a price per share less than the then current market price per share of common stock (as determined pursuant to the subordinated debt indenture); and the distribution to holders of common stock of evidences of indebtedness, equity securities (including equity interests in our subsidiaries) other than common stock, or other assets (excluding cash dividends) or rights or warrants to subscribe for securities (other than those referred to above). No adjustment of the conversion price will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price or rate. We have been advised that certain adjustments in the conversion price or conversion rate in accordance with the foregoing provisions may result in constructive distributions to either holders of the subordinated debt securities or holders of common stock which would be taxable pursuant to Treasury Regulations issued under Section 305 of the Internal Revenue Code of 1986, as amended. The amount of any such taxable constructive distribution would be the fair market value of the common stock which is treated as having been constructively received, such value being determined as of the time the adjustment resulting in the constructive distribution is made.

     Fractional shares of common stock will not be issued upon conversion, but, in lieu thereof, we will pay a cash adjustment based on the then current market price for the common stock. Upon conversion, no adjustments will be made for accrued interest or dividends, and therefore convertible subordinated debt securities surrendered for conversion between the record date for an interest payment and the interest payment date (except convertible subordinated debt securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the registered holder is to receive.

     In the case of any consolidation or merger of Westport, with certain exceptions, or any conveyance, transfer or lease of our properties and assets substantially as an entirety to any Person, each holder of convertible subordinated debt securities, after the consolidation, merger, conveyance, transfer or lease, will have the right to convert such convertible subordinated debt securities only into the kind and amount of securities, cash and other property which the holder would have been entitled to receive upon or in connection with such consolidation, merger, conveyance, transfer or lease, if the holder had held the common stock issuable upon conversion of such convertible subordinated debt securities immediately prior to such consolidation, merger, conveyance, transfer or lease.

CONCERNING THE TRUSTEE

     Pursuant to the Trust Indenture Act of 1939, as amended, should a default occur with respect to either the senior debt securities or the subordinated debt securities, the trustee would be required to resign as trustee under one of the indentures within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 80 million shares of stock, including:

     - 70 million shares of common stock, $0.01 par value per share, of which 55,308,683 shares were issued and outstanding as of November 29, 2002; and

     - 10 million shares of preferred stock, $0.01 par value per share, of which
       4.37 million shares have been designated as 6 1/2% convertible preferred stock through the filing of that certain Certificate of Designations with the Nevada Secretary of State on March 6, 1998, of which 2,930,000 shares are currently issued and outstanding.

COMMON STOCK

     This section describes the general terms of our common stock. For more detailed information, you should refer to our amended articles of incorporation and second amended and restated bylaws, copies of which have been filed with the SEC, as well as our amendment to registration statement on Form 8-A filed with the SEC on August 31, 2001. These documents are also incorporated by reference into this prospectus.

     Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Our common stock does not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratable dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends. If we liquidate, dissolve, or wind up our business, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonassessable.

PREFERRED STOCK

     This section describes the general terms and provisions of our preferred stock. The applicable prospectus supplement will describe the specific terms of the shares of preferred stock offered through that prospectus supplement, as well as any general terms described in this section that will not apply to those shares of preferred stock. We will file a copy of the certificate of designations that contains the terms of each new series of preferred stock with the SEC each time we issue a new series of preferred stock. Each certificate of designations will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions. You should refer to the applicable certificate of designations, as well as our amended articles of incorporation, before deciding to buy shares of our preferred stock as described in the applicable prospectus supplement.

     Subject to the Nevada Revised Statutes, our board of directors has been authorized to provide for the issuance of shares of our preferred stock in multiple series without the approval of stockholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms:

     - the designation of the series;

     - the number of shares within the series;

     - whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

     - the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

     - whether the shares are redeemable, the redemption price and the terms of redemption;

     - the amount payable to you for each share you own if we dissolve or liquidate;

     - whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

     - any restrictions on issuance of shares in the same series or any other series;

     - voting rights applicable to the series of preferred stock; and

     - any other rights, preferences or limitations of such series.

     Your rights with respect to your shares of preferred stock will be subordinate to the rights of our general creditors. Shares of our preferred stock that we issue will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.

     Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

ANTITAKEOVER PROVISIONS

  LIMITATION ON DIRECTORS' LIABILITY

     Our articles of incorporation provide that our directors will not be personally liable to Westport or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to Westport or our stockholders;

     - for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful distributions as provided in Section 78.300 of the Nevada Revised Statutes; or

     - for any transaction from which the director derived an improper personal benefit.

In addition, we have entered into indemnification agreements with our directors pursuant to which we will indemnify our directors to the fullest extent authorized or permitted by Nevada law as it exists now or may hereafter be amended.

     The inclusion of the provision in our articles of incorporation and the indemnification agreements may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Westport and our stockholders.

  SECTIONS 78.411 TO 78.444 OF THE NEVADA REVISED STATUTES

     Sections 78.411 to 78.444 of the Nevada Revised Statutes, or NRS, prohibit a defined set of transactions between a Nevada corporation, such as Westport, and an "interested stockholder." An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 10% or more of the outstanding voting shares of a Nevada corporation. This provision may prohibit combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term "combination" is broadly defined to include mergers, asset sales, issuance of stock and other actions resulting in a financial benefit to the interested stockholder. A Nevada corporation may "opt out" of NRS Sections 78.411 to 78.444, inclusive, with an express provision in its original articles of incorporation or an express provision in its articles of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of its disinterested outstanding voting shares. We have "opted out" of the provisions of NRS Sections 78.411 to 78.444, inclusive.

  SPECIAL CHARTER AND BYLAW PROVISIONS

     Our bylaws contain provisions requiring that advance notice be delivered to Westport of any business to be brought by a stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to our Secretary not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice must be delivered between 70 and 90 days before the meeting or no later than the 10th day after the first public announcement of the date is made. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in our bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Exchange Act. Our articles of incorporation provide that the number of directors shall not be less than one nor more than 15 and provide for a classified board of directors, consisting of three classes as nearly equal in number as practicable. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of such class.

     Our articles of incorporation provide that stockholders may not act by written consent in lieu of a meeting. Our bylaws provide that special meetings of the stockholders may be called only by our chairman of the board, president and secretary, provided, however, that if a stockholder has the power pursuant to our second amended and restated shareholders agreement to nominate at least two directors, any director nominated by such stockholder may call a special meeting of the stockholders. Our bylaws may be amended by our board of directors or by the affirmative vote of the holders of a majority of the aggregate voting power of our outstanding capital stock entitled to vote, provided, however, that any amendment relating to the ability of a director to call a special meeting of the stockholders or a special meeting of the board of directors requires the approval of not less than two-thirds of all members of the board of directors so long as each stockholder subject to the second amended and restated shareholders agreement has the right to designate at least two directors; and further, any amendment relating to actions requiring supermajority approval or self-interested transactions requires the affirmative vote of the holders of two-thirds of the aggregate voting power of our outstanding capital stock entitled to vote or the unanimous vote of all members of the board of directors.

     The foregoing provisions of our articles of incorporation and our bylaws could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

REGISTRATION RIGHTS

     Under the terms of the Second Amended and Restated Shareholders Agreement between us and the holders of approximately 35,586,730 shares of common stock, such holders are entitled to rights with respect to the registration of such shares under the Securities Act of 1933, as amended. Under the terms of the agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock in the registration. Additionally, such holders are also entitled to demand registration rights, pursuant to which certain holders may require us on up to two occasions and certain holders may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested demand registration within six months following a previous demand registration.

     In addition, under the terms of a purchase agreement between us and the purchasers in the Private Equity Offering, such purchasers have rights with respect to the registration of 3,125,000 shares purchased thereunder. Under the terms of that agreement, we are required to file a resale shelf registration statement and to keep the registration statement continuously effective for two years from November 19, 2002, the closing date of the Private Equity Offering. The purchasers have agreed to a lock up for a period of ninety days following the closing date of the Private Equity Offering, during which the purchasers will not sell any of this common stock or any securities of Westport convertible into or exchangeable or exercisable for any equity security of Westport. The purchasers have also agreed to a standard holdback under which, upon our request or the request of the managing underwriters in an underwritten public offering, the purchasers will not sell any of the common stock purchased in the Private Equity Offering for a period not to exceed seven days prior to, and the 180 day period beginning on, the effective date of any such registration statement. We may exercise our holdback right only once during the two years in which we are required to maintain the effectiveness of the resale shelf registration statement.

TRANSFER AGENT AND REGISTRAR

     Computershare Trust Company, Inc. serves as the registrar and transfer agent for our common stock and preferred stock.

STOCK EXCHANGE LISTING

     Our common stock and 6 1/2% convertible preferred stock is listed on the New York Stock Exchange. The trading symbol for our common stock on this exchange is "WRC" and the trading symbol for our 6 1/2% convertible preferred stock is "WRCPR."

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell securities to or through underwriters or dealers, and also may sell securities directly to other purchasers or through agents. The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters may receive compensation from the Company, or purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or the purchasers of securities, as the case may be, and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter with respect to a sale of securities will be identified, and any such compensation received from the Company will be described, in the prospectus supplement relating to such securities.

     Unless otherwise set forth in the prospectus supplement relating to a particular series of securities, the obligations of the underwriters to purchase such series of securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of securities will be obligated to purchase all of the securities of such series allocated to it if any such securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed, or paid to dealers may be changed from time to time.

     The securities (other than the common stock), when first issued, will have no established trading market. Any underwriters or agents to or through whom securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities.

     Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by the Company against or contribution toward certain liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the prospectus supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

     The validity of the securities will be passed upon for the Company by Woodburn and Wedge, Carson City, Nevada, and Akin Gump Strauss Hauer & Feld L.L.P., Dallas, Texas.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2001 and December 31, 2000, and for each of the years in the three-year period ended December 31, 2001 have been incorporated by reference in this prospectus in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     After reasonable efforts, however, we have been unable to obtain Arthur Andersen's written consent to the incorporation by reference of our consolidated financial statements into the registration statement of which this prospectus is a part. Accordingly, we have omitted Arthur Andersen's consent in reliance upon Rule 437a of the Securities Act.

     Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of acquisition that such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant. Since Arthur Andersen LLP has not consented to the incorporation by reference of our consolidated financial statements into the registration statement of which this prospectus is a part, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in our consolidated financial statements or any omissions to state a material fact required to be stated therein.

     Certain information with respect to the oil and natural gas reserves associated with our oil and natural gas properties is derived from the reports of Netherland, Sewell & Associates, Inc. and Ryder Scott Company L.P., independent consulting petroleum engineers, and has been included in this prospectus upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

                                      LOGO

                               10,000,000 SHARES

                        (WESTPORT RESOURCES CORPORATION)

                         WESTPORT RESOURCES CORPORATION

                                  COMMON STOCK

                          ----------------------------

                             PROSPECTUS SUPPLEMENT

                               DECEMBER 10, 2002

                          ----------------------------

                                LEHMAN BROTHERS

                           CREDIT SUISSE FIRST BOSTON

                                    JPMORGAN
                          ----------------------------

                              PETRIE PARKMAN & CO.

                           A.G. EDWARDS & SONS, INC.

                           MCDONALD INVESTMENTS INC.